UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549





                                   FORM 10-SBA
                                (Amendment No. 5)






                               ELECTRIC CITY CORP.
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             (Exact name of registrant as specified in its charter)


            Delaware                                     36-4197337
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(State or other jurisdiction of                        (I.R.S. Employer
 incorporation or organization)                       Identification No.)



1280 Landmeier Road, Elk Grove Village, Illinois             60007
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     (Address of principal executive offices)              (Zip Code)


Registrant's Telephone Number: (847) 437-1666
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Securities to be registered under Section 12(b) of the Act:

           Title of each class                    Name of each exchange on which
           to be so registered                    each class is to be registered

None
------------------------------------              ------------------------------

Securities to be registered under Section 12(g) of the Act:

                         Common Stock, $.0001 par value
--------------------------------------------------------------------------------
                                (Title of class)

                                     PART I

Items 1.      Description of Business.

Electric City History and Recent Developments


         Electric City Corp. is a company that was formed to acquire and commercialize a proprietary device and proprietary software package that reduces the amount of electricity required to power various lighting facilities in commercial buildings, factories, and office structures, as well as street and parking lot lighting. All share amounts presented herein reflect the 2 for 1 share stock split on all outstanding shares of common stock effective July 30, 1999.


         Electric City plans to manufacture and sell its EnergySaver State of the Art Lighting Control Technology (hereinafter referred to as the "EnergySaver"), an energy management and savings system which utilizes the technology, in the U.S. under an exclusive license agreement. Electric City's activities to date have included raising capital, developing prototypes and installing test systems at test sites in the U.S. and the limited sale of systems.

         On May 24, 1999, Electric City entered into an agreement to purchase most of the assets, including inventory, of Marino Electric, Inc which agreement the parties have treated as closed as of May 24, 1999, subject to the payment of the balance of the purchase price. Marino Electric was a local designer and manufacturer of custom electrical switchgear and distribution panels owned by Joseph C. Marino, a director and principal shareholder of Electric City. The purchase price of $3,392,000 consists of the issuance of 1,600,000 shares of Electric City common stock and $1,792,000 in cash to be paid from the proceeds of Electric City's current private placement described below. Electric City plans to increase overall revenues by marketing and distributing Marino Electric products in tandem with the EnergySaver.

         Pursuant to the License Agreement dated January 1, 1998 between Giorgio Reverberi, the owner of the Italian patent on a proprietary device and proprietary software package underlying the EnergySaver, and Joseph C. Marino, a director and principal shareholder of Electric City (who sublicensed the rights to Electric City for use in the U.S.), Electric City must pay Reverberi a royalty of $300 for each product unit made by or for Electric City and sold by Electric City.

         Electric City was initially formed as a Delaware limited liability company (Electric City, L.L.C.) on December 5, 1997 to acquire the above-referenced license and commercialize the application of a patented device that reduces the amount of electricity required to power various lighting facilities in commercial buildings, factories, office structures and street and parking lot lighting.

         On February 4, 1998, an Operating Agreement was entered into between Electric City, L.L.C.'s two members each owning 50%, Joseph C. Marino, who on May 2, 1998, assigned his interest to Pino, L.L.C. ("Pino"), which is controlled by Mr. Marino and NCVC L.L.C., which is controlled by Victor Conant, Kevin McEneely, and Nikolas Konstant through dy/dx Consulting, LLC, a Delaware limited liability company. On June 5, 1998, Electric City, L.L.C. merged with and into



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

Electric City Corp. and Joseph C. Marino sublicensed his rights under the Reverberi license agreement Electric City for use in the U.S.

         In June 1998, Electric City issued 1,200,272 shares of its common stock with a fair market value of $1,200,272 representing approximately six (6%) percent of Electric City's issued and outstanding common stock, to the approximately 330 shareholders of Pice Products Corporation, an inactive unaffiliated company with minimal assets, pursuant to merger agreement under which Pice was merged with and into Electric City. The number of shares issued to Pice was determined and negotiated with the principals of Pice by the Company's Board of Directors as a whole and was concluded by the Board to be an "arm's length transaction" in that none of the Board of Directors was in any way affiliated with, or related to the principals of Pice. The purpose of the merger was to substantially increase the number of shareholders of Electric City to facilitate the establishment of a public trading market for Electric City common stock. Trading in Electric City common stock commenced on August 14, 1998 through the OTC Bulletin Board under the trading symbol "ECCC".


         For a chart representing the "affiliated and Nonaffiliated Stock Ownership, please see Page 18.


         During July 1998, Electric City acquired its present corporate headquarters, manufacturing and warehouse located at 1280 Landmeier Road, Elk Grove Village, Illinois for the purchase price of $1,140,000 (of which $800,000 was borrowed by way of a mortgage) and $340,000 was paid by the issuance of 340,000 shares of its common stock. The mortgage debt bears interest at the rate of 8.25% per annum and is payable in monthly installments of principal and interest of $6,876 until August 2003, with a final balloon payment of $710,000 due in August 2003.

         On May 24, 1999, Electric City entered into an asset purchase agreement with Marino Electric, Inc. a corporation wholly owned by Joseph Marino, a director and principal shareholder of Electric City. The Board as a whole believes the terms of the transaction are as favorable to the Company as if negotiated with an unaffiliated third party. The agreement provides for the acquisition by Electric City of certain of the assets of Marino Electric, including work in progress, inventory, equipment and all goodwill trade names and trademarks, excluding the accounts receivable, cash, and a recreational vehicle, free and clear of any claims, liens or encumbrances in exchange for $1,792,000 in cash and 1,600,000 shares of Electric City common stock (at an assigned value of $1.31 per share determined by the price of the stock at the time of the initial negotiation of the transaction in January, 1999) for a total purchase price of $3,880,000. No liabilities of Marino Electric, Inc. were assumed. Since that date, Electric City has delivered, as partial payment of the purchase price, 1,600,000 shares of its restricted common stock, however, the cash portion of the purchase price is to be paid at the closing of the minimum of Electric City's current private placement described herein. Electric City received an appraisal of a controlling interest in Marino Electric's common stock conducted by The Griffing Group, Inc., a party not affiliated with the transaction. This appraisal valued the Marino Electric business as a going concern at approximately $3.2 million. However, the final purchase price includes adjustments to the appraisal amount to reflect the synergistic value of Marino Electric to Electric City and the expected strategic benefits to be derived from the combination over and above Marino Electric's stand-alone value. The parties are presently treating the transaction as having been closed effective May 24, 1999, subject to the


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


payment of the balance of the purchase price, and therefore, Electric City has accrued a current liability on its books for $1,792,000, which is accruing interest at the rate of 9% per annum and will be paid on or before April 30, 2000. Mr. Marino has agreed to allow the Company retain and utilize the funds until the referenced date. The $1,792,000 will be paid from the proceeds of the current 506 private placement which has raised funds well in excess of the amounts due under the agreement. The agreement also provides cross-indemnification against losses suffered as a result of breaches of the representations and warranties of the parties contained in the agreement.

         Through June 30, 1999, Electric City had sold approximately 50 EnergySaver systems to commercial clients within the United States. These sales resulted in gross revenues of approximately $300,000. In addition, demonstration EnergySaver units have been installed for test periods in some City of Chicago buildings, including at O'Hare International Airport and several public libraries. During the fiscal year 1998/1999 the EnergySaver accounted for 100% of the Company's sales. In the first fiscal quarter of 1999, the amount was 19.5%.


         Please see Recent Sales, page 28 for a discussion of arrangements with John Prinz & Associates, T. J. Riley and Associates, Giorgio Reverberi, Giuseppe Tagliati and Richard Levy. These arrangements were entered into by the Company for various consulting services and the individuals have been compensated by the issuance of the Company's common stock.


         Electric City's activities to date have included raising capital, establishing a sales distribution network, selling the EnergySaver product and preparing to assemble the EnergySaver product at Electric City's principal facilities located at 1280 Landmeier Road, Elk Grove Village, Illinois.


Business of Marino Electric

         Marino Electric is a local designer and manufacturer of custom electrical switching gear and distribution panels which serve to distribute electricity from a building's principal power source to the various electric switches within a building. Marino Electric's products can be found in many buildings in the Chicago area.

         Marino Electric's principal customers are electrical contractors for commercial building projects. Most Marino Electric contracts involve the custom manufacturing of electrical switching gear and distribution panels for such projects. In addition, Marino Electric fabricates cases (electrical boxes) and assembles circuit breakers, bus bars and switches. Marino Electric's principal parts suppliers are Siemens and Cutler Hammer.

         Since Electric City's EnergySaver is attached to a building's electric distribution panel, Electric City plans to increase overall revenues for the combined entity by marketing and distributing Marino Electric products in tandem with the EnergySaver, which can be incorporated directly into the distribution panel for new construction projects. The acquisition is also expected to generally result in national exposure for Marino Electric's business.


Product - The EnergySaver

         The EnergySaver is a computer controlled voltage regulation system that consists of control panels containing electrical parts in a free standing enclosure which is connected between the power line and the building's electrical lighting circuits. Regardless of the efficiency of the current lighting system, the type of lamp/ballast used, whether for indoor or outdoor lighting applications, the EnergySaver is programmable to provide the amount of power that each lighting situation needs to function. The fluctuations (power spikes, drops and surges) inherent in any power supply are eliminated, resulting in a reduction of heat generated within a lighting system, which in turn enhances lamp/ballast life. The EnergySaver regulates the power, while reducing volts, amps and kilowatts. The EnergySaver has an on-board computer with intelligent software that provides constant control and self-diagnosis and that can be easily accessed directly or remotely via modem or two-way radio. The user, or customer, can control, through the software, the amount of savings desired, from 0% to 50%. Electric City manufactures EnergySavers of varying sizes and capacities to address differing lighting situations. The EnergySaver is Year 2000 compliant with a life expectancy of ten years.

         The Company believes the benefits derived from the EnergySaver are substantial. These benefits include reducing the amount of energy required to power lighting systems by up to 50%, while significantly increasing the operating life of lighting bulbs and ballasts, which supplies power to bulbs within the fixture. The EnergySaver interfaces with new and or existing lighting panels, ballasts, and lamps without modifications. The EnergySaver provides output voltage stability, eliminating spikes and surges while providing protection from lightening strikes, electrical shocks and power interruptions. The EnergySaver also reduces the heat generated by the lighting system through its operation of that system with less electricity used.

         Planned future enhancements to the EnergySaver include size reduction for smaller buildings under 5,000 square feet (e.g., single family homes) and continual product re-design to improve efficiency and manufacturability.

         The European counterpart to the EnergySaver which uses the same proprietary licensed technology has approximately 5,000 European installations currently in use. This product has been sold in Europe for over 15 years where it has principally been used by governmental agencies for outdoor street lighting.

The Market Opportunity

         The  deregulation  of  the  electric   industry   represents  a  unique
opportunity for Electric City and the EnergySaver. According to Forbes Magazine's May 19, 1997 issue in an article entitled "Power Players", the electric power industry is $215 billion in the U.S. alone. According to the "Comprehensive Electricity Competition Plan" of the DOE, retail choice is required to be implemented by January 1, 2003, thus, the industry is in the process of a rapid deregulation. Companies, governments and individuals will soon be able to buy power from any supplier. New power generation and transmission companies will emerge. The DOE Plan also states that: "The introduction of competition itself should provide important public benefits, as sellers will have a strong incentive to add value and differentiate their products in ways that will provide such benefits companies will provide bundled packages of electricity and efficiency services." Thus, large power suppliers like Enron, Duke Energy and Unicom), are actively seeking power saving technologies that will give them a competitive advantage in securing customers. According to "Demand Side Management in A Community Electricity Franchise: Testimony of Cape and Islands Self-Reliance before the Massachusetts Department of Public Utilities on the Economic Feasibility of Energy Efficiency Investment (July, 1996), power customers are now seeking new ways to reduce their energy consumption costs, through the implementation of demand side management tools, tools that reduce the amount of electricity used by the customer themselves. Therefore, Electric City has the enhanced opportunity to sell the EnergySaver to end users of the electricity and to market the EnergySaver to utilities who need to bundle the product with their services because of deregulation.


         Deregulation may or may not be accompanied by a reduction in market prices, according to Mr. Dan Berman, Chairman of the Coalition For Local Power. Nation's Business' September, 1997 issue in an article entitled "Covering the 'Stranded Costs,'"-stated "If stranded costs are built into post-regulation customer bills - as is expected...to occur in some states considering or phasing in deregulation, including California and the full benefits of competition will have to wait until these costs are paid."

         Stranded costs are costs incurred by utilities in the building of power plants and in the building of distribution infrastructure for power delivery to customers. These costs have historically been incorporated into the energy charges to customers.

         Stranded Costs Recovery has been the bottom line for electric utilities since the beginning of the restructuring debate and many state regulators have already conceded utility demands that the American public pay for all their uncompetitive power plants and infrastructure. Prior to deregulation, the utility that incurred the costs were the same utilities that sold power to the customers in a captive market. With deregulation the utility that incurs the costs may or may not be the utility that sells the power." Stranded cost recovery refers to the incorporation of the costs incurred into the power costs given to the customers.

         Furthermore, according to Mr. Berman in some areas "Under utility 'restructuring,'...vendors will be clamoring for your electricity dollar, with no regard for system reliability." Thus, the EnergySaver will be able to be utilized in these situations and areas to continue reducing the cost of lighting in a deregulated market and in enhancing system reliability with the voltage regulation features.

         In the event that prices are reduced, increased environmental sensitivity due to the issue of climate change may result in consumer desire to lower energy use even in the presence of these falling energy costs, encouraging the use of the EnergySaver. Coop America, an environmental consumer group, reported that "Green" purchases are on the rise and stated that not only is the earth's temperature rising, but that it may be rising at increasing rates. As it becomes widely recognized that the climate change is worsening, there may be increased efforts on the part of governments, industry and individuals worldwide to decrease greenhouse gas emissions that will have a positive effect on the energy conservation industry. So, if prices do decline, customers will have an environmental incentive to purchase the EnergySaver.

        As a result of increased environmental sensitivity, Congress passed the Energy Policy Act of 1992 which requires all states to adopt the American Society of Heating, Refrigerating and Air-Conditioning Engineers (ASHRAE Standard 90.1-1989), or better for their state energy codes. ASHRAE 90.1-1989 sets prescriptive unit lighting power allowances (ULPA) of 0.4 watts per square foot for warehouses 250,000 square feet and over and 3.30 watts per square foot for retail facilities less than 2,000 square feet. The EnergySaver will help companies that are not in compliance achieve compliance by reducing energy consumption to acceptable levels.

         The target market for Electric City's EnergySaver is any freestanding building, commercial or industrial, over 5,000 square feet and any large-scale outdoor lighting system (e.g. street and parking lot lighting) located in the U.S. According to the Commercial Buildings Energy Consumption and Expenditures 1995, the most recent U.S. Department of Energy, Energy Information Administration survey of energy use in commercial buildings, in 1995 there were
4.6 (+/-0.4) million commercial buildings in the U.S., and these buildings comprised approximately 56.5 billion square feet, (i.e., 58.8 (+/-3.9) billion square feet of total floor space).

Sales and Distribution

         Electric City is in the process of contracting with established (typically distribute electrical products)regional distributors ("Regional Distributors") to carry and market the EnergySaver. Regional Distributors sign multiyear agreements for product distribution. Regional Distributors secure dealers to assist in their marketing and sales efforts. Both Regional Distributors and other dealers make their profit via product markup.


         Electric City works with its Regional Distributors in 19 states and is currently negotiating contracts in New York City and Southern California.
Electric City anticipates that by the end of 1999 it will have established distribution networks covering most of the U.S. The agreements have first year guaranteed sales. The aggregate amount of guaranteed sales for the first year under the distribution agreements amounts to $4,603,000. The guaranteed sales are secured by irrevocable letters of credit issued to Electric City Corp. Electric City has the authority to draw upon letter of credit in the event that the distributor does not purchase the minimum number of units in the first year. Years two through ten have sales quotas that increase throughout the term. The distribution agreements are standard 10 year agreements with varying terms of territory, quotas, and payment terms based on the market covered within the agreement. The Electric City of Illinois LLC agreement included in the filing is representational of the other 18 agreements. After the first year, nonperformance results in the loss of the said territory to Electric City. Nonperformance relates in each instance to quota achievement and payment within the said payment terms of the agreement(generally 30-60 days with select areas requiring a 10% deposit upon order placement). Agreements are renewable after the 10-year period at the discretion of Electric City. Agreements terminate at the sole discretion of Electric City if any term is not met. Exclusive distributors operate exclusively in their named territory meaning they establish dealerships within that market and manage the sales, installation, product maintenance, and sales support within the market. Upon selling outside the said exclusive market, the exclusive distributor operates as a dealer in the markets of another exclusive distributor, meaning they manage end user sales only.

         In  addition,   Electric  City  distributors  plan  to  distribute  the
EnergySaver in tandem with the electric distribution panels manufactured by Marino Electric.

         Electric City plans to establish a direct sales force to target large national or multinational companies. These sales people will focus their efforts on the energy engineering staffs of these companies, which can analyze and recommend the purchase of a device such as the EnergySaver for their multiple sites.


Marketing

         Electric City has retained Burson-Marsteller, a high end, full service public relations firm to assist in the marketing efforts for the EnergySaver. They have developed a media campaign to introduce the Company to Chicago media, including print and television outlets. The retainer was for a period of six (6) months, commencing in March of 1999. The Company has not renewed the agreement.


Licenses and Trademarks

         Pursuant to the License Agreement dated January 1, 1998, between Giorgio Reverberi, the owner of the foreign patent for the technology underlying the EnergySaver, and Joseph C. Marino, Chairman and CEO of Electric City, Mr. Marino has an exclusive license to manufacture, have made, import, use and sell in North America, including the United States, Canada and Mexico; Central and South Americas and the Caribbean, excluding Cuba, Argentina, Chile, Paraguay and Uruguay any product or method covered by one or more claims of the Reverberi's patents. Mr. Marino is to pay Reverberi a royalty of $300 for each product unit made or sold. The term of the Reverberi License Agreement is until December 31, 2007, which is renewable until December 31, 2017, unless written termination is provided by either party of the License Agreement no less than 90 days prior to the renewal date. The Reverberi License Agreement may be terminated by either party upon breach which remains uncured after sixty (60) days notice and only by Mr. Marino upon sixty (60) days notice without cause. The Reverberi License Agreement is transferable by Mr. Marino so long as he retains an interest in the transferee.


         Mr. Marino has sublicensed to Electric City for no fee, the rights to the United States territory under the Reverberi license agreement. Though receiving no fee for the sublicense, the sublicense was partial consideration for Mr. Marino's interest in Electric City, L.L.C. The terms of the Sublicense Agreement dated June 5, 1999, mirror the Reverberi License, except for the territory, which under the Sublicense, is limited to the United States and the renewal provisions. The Sublicense is renewable upon the same terms as the Reverberi License Agreement, except that the Sublicense can only be renewed if the Reverberi License Agreement has not been terminated. Mr. Marino retains all other rights under the Reverberi License Agreement.



         In April 1999 Electric City filed applications with the U.S. Patent and Trademark Office to federally register its marks "EnergySaver State of the Art Lighting Control Technology" "EnergyMiser" and its corporate name. As of the date of this registration statement, the U.S. Patent and Trademark Office had not determined whether the marks and name could be federally registered and the Company cannot guarantee that registration certificates will be issued. Electric City currently relies solely on common law trademark protection. Under common law, Electric City generally has priority over subsequent users of confusingly similar marks in the same geographical areas, but does not have priority over a prior user of a similar mark. If prior use is established, Electric City may not be able to use its mark in the geographical area of the prior use. While Electric City's marks are important to Electric City, unavailability of its marks in any particular geographical area may not necessarily have a material adverse effect on Electric City. However, such unavailability may preclude utilization of competitive advantages that come with nationwide or regional marketing and advertising.


Patents

         Electric City's business, apart from that of Marino Electric, is substantially dependent on the licensed proprietary electric load reduction technology underlying the EnergySaver. This technology has been patented by Giorgio Reverberi under Italian law but not in the U.S. a U.S. patent application was filed by Mr. Reverberi in November 1997 and is has been granted. The grant of the patent indicates that the EnergySaver does not infringe on other patents or intellectual property rights. In light of technological advances that may be made in products of this type, Electric City regards the value of the protection provided by the patent to be of uncertain duration. Electric City has made improvements to the EnergySaver since the patent filing. A new software program was developed, bringing the EnergySaver to Y2k compliance. The patent for the newly developed software is scheduled to be filed within 90-120 days.

         In addition, Electric City is continually striving to make synergistic enhancements to the EnergySaver technology. Electric City intends to seek patent protection for such technological enhancements to the extent that they are separately patentable. However, the proprietary information may become known to competitors or others may independently develop substantially equivalent or better products that do not infringe on Electric City's property information rights.


Competition

         Although Electric City is not aware of any direct competitors currently offering products comparable to the EnergySaver, competitors are expected to develop or license their own technologies and to begin to offer products that will compete with EnergySaver. Many of these competitors will have greater financial, technical, marketing, customer service and other resources available than Electric City. Electric City anticipates that the principal competitive factors in this emerging industry will be affordable and flexible technology. Electric City intends to aggressively market its products and quickly achieve a significant market share which will help it withstand the entry of future competitors. (See "Marketing.") However, there can be no assurance that Electric City will succeed in this endeavor or will be able to achieve and maintain profitability in the highly-competitive environment for energy management products and services which is likely to develop.

         Marino Electric competes primarily with national suppliers of electrical switchboards such as Siemens and Cutler Hammer, and several local electrical manufacturers in Illinois. Competition in Marino Electric's industry revolves primarily around the price of the product and the time it takes to complete the project. Marino Electric believes that it can generally complete custom projects more quickly than the other national competitors. National competitors are structured on an assembly line basis because they primarily handle standard, non-custom work assignments; the benefit of a custom job shop environment like Marino Electric is the ability to handle custom assignments in a more timely manner because each assignment is handled individually and assembly lines are not utilized.

         The Company believes that there is currently not a product on the market that posses the features and benefits of the EnergySaver; however, there are products in the market that the Company considers indirect competition to the EnergySaver. Most products that compete in the same market as the EnergySaver can be categorized into two categories: those that reduce the power to the lighting system to a fixed amount of power and those that pulsate the power to the lighting system, according to the National Lighting Product Information Program's Specifier Report in Volume 6, Number 2 of the September, 1998 issue. Both types reduce energy costs for lighting. The former allows the customer to reduce the amount of power given to the lighting system with a fixed amount of savings. For example, if the customer wanted 3% savings the technology would be set to reduce the amount of power by 3% at the product's manufacturer. The level of savings would not be changeable by the customer. The EnergySaver electronically and automatically changes the savings amounts depending on the changing customer needs and market prices. The latter category of indirect competitors pulsate the power to the lighting systems to achieve savings. According to the same Specifier Report referenced above, these power pulsators, that in effect supply full power to the lighting systems and then turn the power off so quickly that the lights remain on, "can reduce power quality as well as lamp and ballast performance," whereas the EnergySaver enhances lamp/ballast life. Finally, the Company believes that the EnergySaver rises above this indirect competition because of the software that accompanies the product which allows the customer to monitor, operate, and manipulate the EnergySaver from a remote location. In conclusion, the Company believes that the EnergySaver posses features and benefits beyond its indirect competitors.


         Furthermore, in the face of potentially falling energy prices, the EnergySaver will remain an attractive product because of the "soft savings" it provides. Because of the reduced amperage and voltage the powers lighting systems with, heat generation within the lighting system is reduced, extending lamp/ballast life. According to the National Lighting Product Information Program's Specifier Report in Volume 6, Number 2 of the September, 1998 issue stated referring to technologies such as the EnergySaver which "reduce active power" it stated "they should also reduce ballast operating temperatures and therefore have the potential to extend ballast life." Heat reduction in the lighting system will also impact air conditioning costs by lessening the counterproductive heat generation of the overhead lighting. The EnergySaver regulates the voltage from the power supply to the lighting system, protecting the lamps/ballast from damaging power surges and spikes. By enhancing lamp/ballast life, the EnergySaver reduces maintenance costs for its customers. These "soft savings" are present whether energy costs rise or fall, creating value for the EnergySaver in either scenario.

         In Europe, Electronica Reverberi has two different types of products as their competition. Both categories of products have very short shelf lives, are heavy, and noisy in their operation. Constant maintenance and attention is required by these products because they have many mechanical parts and are often accompanied by mechanical complications.


Manufacturing

         The Reverberi license agreement provides that the licensee may manufacture its own EnergySaver units. Electric City has begun manufacturing the units at its principal facility in Elk Grove Village, Illinois, with most of the component parts supplied by multiple U.S. manufacturers. Electric City continues to engage in contracting with suppliers to arrange additional reliable sources of supply of parts. However, at the present time Electric City is entirely reliant on Electronica Reverberi S.A., which is controlled by Mr. Reverberi, to supply the computer processor component of the EnergySaver. There is no written supply agreement with Electronica Reverberi S.A. and purchases are made on an as needed basis. Electric City Corp. generally paid all invoices within 30 days. There is no written, verbal, nor implied commitment to continue to purchase the processor from Reverberi. According to the agreement between Mr. Marino and Reverberi, all parts can be made in the US. Amounts paid under this agreement since its inception are $ 724,355.59. The inability of the Company to obtain components parts from Reverberi at this time would have a material adverse effect upon the Company, its revenue and its profitability. The Company has designed and is developing a new software system that is anticipated to be manufactured locally to overcome this risk. Although Electric City is currently in discussion with a North American source of supply for the computer processor component, the Company cannot guarantee that such efforts will be successful.

         Due to the capabilities and expertise of the personnel obtained from Marino Electric, Electric City plans eventually to enter into arrangements whereby mass production of the EnergySaver would be performed by contract manufacturers and Electric City's facility in Chicago would be used primarily for custom orders and technological improvements to the EnergySaver.


Company Financing

         For information concerning Company financing, see Item 2. Plan of Operation.

Research and Development

         The Company, through the day to day use of EnergySaver and its components, and their use at various testing sites around the country develops modifications and improvements to the product. Total research and development costs charged to operations were $1,923,000.

Compliance with Environmental Laws

         Neither the Company's production nor sales of its products in any way generate activities or materials that that would require compliance with federal, state or local environmental laws. The cost of such compliance is minimal.


Employees

         As of June 30, 1999 Electric City had 37 employees, including 17 former employees of Marino Electric. 35 of these employees are employed full-time. Electrical manufacturing employees from Marino Electric are covered by a collective bargaining agreement with the International Brotherhood of Electrical Workers, affiliated with the A.F.of L.-C.I.O. which expires on December 31, 2000. Electric City considers its relations with its employees to be satisfactory.


Item 2.  Plan of Operation


         Electric City is a company that was formed to acquire and commercialize a proprietary device and proprietary software package that reduces the amount of electricity required to power various lighting facilities. Electric City's activities, to date, have included raising capital, developing prototypes, installing test systems at test sites in the U.S. and the limited sale of its EnergySaver system.


         On May 24, 1999, Electric City entered into an agreement to purchase most of the assets of Marino Electric, which is a designer and manufacturer of custom electrical switchgear and panels.

         From December 5, 1997 through April 30, 1999, Electric City has borrowed a total of $1 million from related parties to fund its initial operating expenses. As of July 30, 1999, $500,000 of this amount has been converted into 500,000 shares of common stock and $200,000 remains outstanding and payable on demand. In addition, a total of $98,968 in operating expenses has been paid on behalf of Electric City by principal shareholders. (See "Certain Relationships and Related Transactions.") This amount has been treated as additional paid in capital in the Electric City financial statements as of April 30, 1999.

         In addition, Electric City has raised a total of $1,365,179 in cash and received services with a recorded value of $2,715,899 through private placements of its common stock. Further, Electric City has purchased land and a building for its principal offices with a recorded value of $1,140,000 through the issuance of $800,000 in debt and the issuance of common stock. The mortgage debt bears interest at 8.25% and is payable in monthly principal and interest installments of $6,876 until August 2003, with a final balloon payment of $710,000 due in August 2003.

         From May 1, 1998 through April 30, 1999, Electric City has used cash of $1,724,048 in operating activities, primarily attributable to selling, general and administrative expenses, and used cash of $945,320 in investing activities to purchase property and equipment.

         The agreement for the purchase of Marino Electric assets provided for the issuance of 1,600,000 shares of common stock and the payment of $1,792,000 in cash. The tangible assets acquired consist primarily of equipment and inventory.


         In addition to the cash needed to complete the purchase of Marino Electric assets and implement the planned expansion of Marino Electric from a local to a national company, Electric City currently estimates that additional cash may be needed for possible niche acquisitions within the next 12 months of companies which supply components for the EnergySaver or sell products which are complementary to the marketing and distribution of the EnergySaver. Electric City also expects to hire key management personnel such as a chief financial officer and a chief operating officer within the next twelve months. Only a very small portion of the cash requirements for these items is expected to be satisfied through operating revenues. However, the funds raised by the 506 Offering will be sufficient to meet these cash requirements, subject to the possibility of a rescission of the 506 Offering, as discussed below.

         The Company borrowed $250,000 from each of the 2 principal stockholders of the Company, Pino (an entity in which Joseph Marino holds a 70% membership interest and Michael Stelter holds a 10% membership interest) and NCVC (an entity with which Kevin P. McEneely and Victor L. Conant, directors of Electric City, and Nikolas Konstant, are affiliated and who may be deemed beneficial owners of the Electric City common stock held by NCVC L.L.C hold the membership interests) for working capital needs. The borrowings are payable on demand and bear interest at 9% per annum. The loans are unsecured and contain no covenants. At July 31, 1999, $200,000 of the original $500,000 remains outstanding. The remaining balance was paid by the company on October 31, 1999, as follows:
$100,000 principal and $2,125 interest to Pino and $100,000 principal and $2,125 interest to NCVC.


         The Company purchased a building for $800,000 cash which was satisfied with a first mortgage and 340,000 shares of the Company's common stock valued at $1 per share. The Company has outstanding an 8.25%, $800,000 mortgage note payable to a bank. The note requires monthly payments of principal and interest of $6,876 through July 2003. A final payment of approximately $710,000 is due in August 2003. The mortgage is collateralized by the Company's building and land. The balance outstanding at July 31, 1999 was approximately $784,000.


         As was required under the original Operating Agreement, NCVC, a stockholder agreed to loan amounts to the Company up to $500,000. The Company borrowed $246,000 from NCVC to bring the aggregate borrowed to $500,000. The $500,000 was converted into 500,000 shares of stock in June 1998.


         In June 1998, the Company issued 940,000 shares of common stock in a Regulation D 504 offering. The shares were priced at $1 per share. As a result of the offering the Company raised $440,000 of cash less offering costs of $13,023. The remaining 500,000 shares issued in the offering were as a result of the conversion of the $500,000 loan from a stockholder. The loan was converted into shares at the $1 per share value. In addition, the Company sold 911,978 shares of common stock for a total of $938,202 in cash in February and March 1999 (See "Recent Sales of Unregistered Securities").

         Please see Recent Sales, page 28 for a discussion of arrangements with John Prinz & Associates, T. J. Riley and Associates, Giorgio Reverberi, Giuseppe Tagliati and Richard Levy. These arrangements were entered into by the Company in 1999, for various consulting services and the individuals have been compensated by the issuance of the Company's common stock.

         To satisfy its cash requirements, in July 1999 Electric City obtained a one-year line of credit for $500,000 from LaSalle Bank N.A. Amounts drawn on this line of credit bear interest at the prime rate plus 1% and are collateralized by substantially all of the assets of Electric City. Electric City has borrowed approximately $200,000 against this line of credit. The line of credit was retired before the end of October, 1999. In addition, Electric City recently concluded a private placement of up to 2,200,000 shares of its common stock in an offering made pursuant to Regulation D and Rule 506 thereunder (the "506 Offering") A total of $ 9,400,000 has been raised. The net proceeds of this offering are to be used for the purchase of the assets of Marino Electric, to purchase inventory, to repay indebtedness to principal shareholders and for general working capital purposes. As a result of the Company's statements made in certain press releases issued during the 506 Offering, it is possible, but not altogether certain, that such statements might be considered general solicitation, which is not permitted in a non public offering under Rule 506, and, therefore, a violation of the registration provisions of Section 5 of the Securities Act of 1933, as amended. As a result, the Company may be in violation of Section 5 of the Securities Act of 1933, as amended, and, consequently, certain investors may have rescission rights as to the shares acquired. Such investors may have the right to rescind these purchases of common stock for a period of one year from the date of the purchase of the common stock. Based upon the close business relationship some investors have with the Company and its management and the relationships that others have with management of the Company, the Company does not believe that investors owning a material amount of securities purchased in the 506 Offering would demand rescission and any such rescission would not have a material effect on the company's financial position. The Company is not able to determine whether any such investors would prevail on their claims or, if successful, the amount, if any, it might be required to return to such investors. See also Part II, Item 4, paragraph (12).

         Although Electric City cannot determine at this time how much cash will be raised in the next 12 months from financing activities the completion of the acquisition of Marino Electric's assets is the only material financial commitment for the next 12 months. The proceeds from the 506 Offering will meet its cash requirements for operations for the next 12 months without additional financing, subject to the possibility of a rescission of the 506 Offering as discussed above. Thereafter, Electric City anticipates additional private placements or public offerings of debt or equity securities for the purpose of expanding its business and meeting the demands of its growth.


Year 2000 Readiness Disclosure

         Computer programs or other embedded technology that have been written using two digits (rather than four) to define the applicable year and that have time-sensitive logic may recognize a date using "00" as the Year 1900 rather than the Year 2000, which could result in widespread miscalculations or system failures. Both information technology systems and non-information technology systems using embedded technology may be affected by the Year 2000. Electric City's EnergySaver is Year 2000 compliant, according to the certificate received by the software manufacturer, and Electric City believes that its other equipment, meaning the electric distribution product acquired in the acquisition of Marino Electric, will not be affected by the Year 2000 because of its mechanical driven operation as opposed to software driven operation . No specific indemnities have been provided by the manufacturer other than the manufacturer's certification of compliance. The EnergySaver has not been tested by an independent third party but, internal tests run by qualified employees have determined that it is Y2K compliant. While the Company believes that the EnergySaver will not be subject to Y2K problems, in the event of such a problem, there are manual adjustments that can be made to the EnergySaver, that would allow it to operate in the absence of the software program. The risks associated with a Y2K malfunction are therefore, minimal. As a result, the Company believes that the need does not presently exist for a more comprehensive contingency plan. Electric City, in its day to day operations, does not utilize any proprietary computer software, but uses a commercially available accounting software program licensed from Intuit. Electric City has been advised that the software it uses is Year 2000 compliant.


         Electric City has completed its assessment of Year 2000 issues, in particular the process of verification of whether the critical technology systems of distributors, vendors, suppliers and significant customers with which Electric City has material relationships are Year 2000 compliant. ECCC has approximately fifteen (15) regularly utilized vendors; however only six (6) provide components that would require difficulty purchasing similar products elsewhere. One hundred (100%) percent of the vendors have been contacted as to their Y2K compliance status and all have responded with written verification that they are Y2K compliant. Under a worst-case scenario, if Electric City and such third parties are unable to address potential Year 2000 problems in a timely manner, it could result in material financial risk to Electric City, including distributor, supplier and customer delays resulting in delay of revenue and substantial unanticipated costs. Therefore, Electric City plans to devote all resources necessary to resolve anticipated Year 2000 problems which it can control in a timely manner, beginning with the ordering of a material supply sufficient enough to allow for continued manufacturing during potential Year 2000 issue rectification. Electric City does not expect that costs of remediating Year 2000 problems will be material. Electric City does not currently have a Year 2000 contingency plan and it is not anticipated that a contingency plan will be developed beyond ordering additional materials prior to the year end. The risks associated with not having a contingency plan are essentially "time risks" related to vendors being unable to supply materials in a timely fashion and distributors being unable to complete sales in a timely fashion. Since the Company is acquiring additional supplies in an amount it determines will be sufficient for a shipping delay due to a Y2K problem it is felt that that risk is minimal. The Company has not verified and does not anticipate verification that its distributors and/or significant customers are Year 2000 compliant. Since the company will be able to complete sales on behalf of Y2K disabled distributors, the risk is also considered minimal. As a result, the Company believes that the need does not presently exist for a more comprehensive contingency plan. Electric City is currently not able to determine whether the Year 2000 will have a material effect on Electric City's financial condition, results of operations or cash flows.

Item 3.  Description of Property.

         Electric City's principal executive offices, as well as manufacturing and warehouse space are contained in a single story building of approximately 16,000 square feet located at 1280 Landmeier Road, Elk Grove Village, IL 60007. Electric City purchased this property in July 1998 in exchange for $800,000 in the form of a first mortgage and the issuance of 340,000 shares of Electric City common stock. The property remains encumbered by first mortgage indebtedness in the amount of $786,887.17 at June 30, 1999. The location is approximately 60% manufacturing and 40% office.

         Electric City's management believes this facility is satisfactory for all of its needs for the foreseeable future and that the property is adequately covered by insurance.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

         The table below sets forth the beneficial ownership as of July 30, 1999 of shares of Electric City's outstanding common stock, $0.0001 par value per share, (i) by all persons known to Electric City to be the beneficial owner of more than 5% of the common stock and (ii) by each member of Electric City's board of directors, Electric City's Named Executive Officer (as defined in Item 6 below) and by all Directors and the Named Executive Officer as a group.

         As of July 30, 1999, there were 26,240,250 shares of common stock issued and outstanding. On July 8, 1999, the Electric City board of directors declared a 2 shares-for-1 share stock split of all of the issued and outstanding shares of common stock as of July 29, 1999.


Name and Address                  Amount and Nature of
of Beneficial Owner               Beneficial Ownership         % of Class*
-------------------               --------------------         -----------

Pino, LLC  (1)                              11,075,002               42.2%
1280 Landmeier Road
Elk Grove, IL 60006

NCVC L.L.C. (2)                              9,124,998               34.8%
7300 N. Lehigh
Niles, IL 60714

Joseph C. Marino                            11,433,135 (3)           43.6%
1280 Landmeier Road
Elk Grove, IL 60006

Michael S. Stelter                             155,000 (4)            0.6%
1280 Landmeier Road
Elk Grove, IL 60006

Kevin P. McEneely                            9,124,998 (5)(6)        34.8%
7300 N. Lehigh
Niles, IL 60714

Victor L. Conant                             9,124,998 (5)(7)        34.8%
7300 N. Lehigh
Niles, IL 60714

Nikolas Konstant                             9,124,998 (5)           34.8%
7300 N. Lehigh
Niles, IL 60714

All Directors and Named Executive
Officer as a group (4 persons)              20,723,133               79.0%

-----------------------------
* Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, regarding the determination of beneficial owners of securities, includes as beneficial owners of securities, among others, any person who directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares voting power and/or investment power with respect to such securities; and, any person who has the right to acquire beneficial ownership of such security within sixty days through a means, including, but not limited to, the exercise of any option, warrant, right or conversion of a security. Any securities not outstanding that are subject to such options, warrants, rights or conversion privileges shall be deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by such person, but shall not be deemed to be outstanding for the purpose of computing the percentage of the class by any other person.

(1) Pino, LLC is an entity in which Joseph Marino holds a 70% membership interest and Michael Stelter holds a 10% membership interest.
(2) NCVC L.L.C. is an entity with which Kevin P. McEneely and Victor L. Conant, directors of Electric City, and Nikolas Konstant, are affiliated and who may be deemed beneficial owners of the Electric City common stock held by NCVC L.L.C.
(3) Consists of all 11,075,002 shares held of record by Pino, LLC, 328,133 shares held directly by Mr. Marino and 40,000 shares held by Mr. Marino's son.

(4) Consists of 155,000 shares held of record by Mr. Stelter. Since Mr. Stelter owns only a 10% membership interest in Pino, LLC and thus is not able to control Pino, no shares held of record by Pino have been attributed to Mr. Stelter. All shares held of record by Pino have been attributed to Mr. Marino, who holds a controlling 70% membership interest in Pino.
(5) Consists of 9,124,998 shares held of record by NCVC L.L.C. which is controlled by Messrs. Conant, McEneely and Konstant. Such shares are deemed to be beneficially owned by each of these individuals.
(6) Mr. McEneely disclaims beneficial ownership of an aggregate of 448,846 shares held by Patrick McEneely and Ryan McEneely, his adult children.
(7) Mr. Conant disclaims beneficial ownership of an aggregate of 470,748 shares held in trust for Carson Conant and Chappell Conant, his adult children.

         As of July 30, 1999, Pino, LLC and NCVC L.L.C. each held options to acquire 2,000,000 shares of Electric City common stock at an exercise price of $1.10 per share. These options become exercisable on January 2, 2000 and expire in June 2008. Effective January 4, 1999, Electric City granted to Joseph Marino an option to acquire up to 900,000 shares at an exercise price of $1.75 per share. This option becomes exercisable in pro rata installments at the end of each of the first four years after the date of grant and expires in December 31, 2008.



         In January 1999, high level executive employees of the Company were granted unqualified options to purchase 304,000 shares of common stock at an exercise price ranging from $1.75 to $3.50. Options totaling 150,000 shares vested upon the signing of the option agreements and 154,000 will vest in fiscal 2000. In addition, as of July 30, 1999 there is an outstanding warrant, currently exercisable, to purchase 200,000 shares of Electric City common stock at an exercise price of $2.00 per share. Further, in April 1999 Electric City entered into a contract with John Prinz & Associates LLC whereby Electric City may issue up to 340,000 shares of common stock to Prinz upon the completion of services for Electric City. Through July 30, 1999, 80,000 shares had been issued to Prinz See "Recent Sales of Unregistered Securities."


        The following chart represents the relationship between affiliated and nonaffiliated stock ownership:

                               ELECTRIC CITY CORP.
                                 STOCK OWNERSHIP


                  20,723,133                   5,517,117
                  ----------                   ---------

                  Affiliate                    Non-affiliate



Item 5.  Directors, Executive Officers, Promoters and Control Persons.

         The directors and executive officers of Electric City are as follows:


     Name                 Age       Positions Held With Company
     ----                 ---       ---------------------------

Joseph C. Marino           44        Chief Executive Officer and Chairman of the
                                     Board of Directors and a Director

Kevin P. McEneely          51        Senior Executive Vice President,
                                     Chief Operating Officer,
                                     Secretary and a Director

Michael S. Stelter         42        Vice President of Sales and a Director

Victor L. Conant           52        Director

James Stumpe               41        Director

         All directors of Electric City are elected annually unless no annual shareholders' meeting is held, in which event the Directors serve until their successors have been elected and qualified. The Bylaws of the Company provides for five (5) directors of the Company. There is no limit on the number of one-year terms which a Director may serve. Officers of Electric City serve at the discretion of the Board of Directors. The following chart represents the corporate structure of the Company:


                                  Shareholders
                                      Elect
                                        |
                                    Directors
                                      Elect
                                        |
                                    Officers:
                                  CEO/President
                                        |
             -------------------------------------------------------
Senior Executive Vice President                         Vice  President of Sales
      Chief Operating Officer

         There are no family relationships among directors or executive officers of Electric City.

         Additional information concerning each director and executive officer of Electric City follows:

         Joseph C. Marino is a co-founder of Electric City and has served as Chief Executive Officer of Electric City since its organization as a limited liability company in December 1997 and as Chairman of the Board of Directors of Electric City since its incorporation in June 1998. Mr. Marino also serves as President of Marino Electric, a position he has held since his founding of Marino Electric in 1986. Marino Electric is an electrical manufacturing company which is wholly owned by Mr. Marino.

         Kevin P. McEneely is a co-founder of Electric City and has served as Senior Executive Vice President and Chief Operating Officer of Electric City since its organization in December 1997, and as a director of Electric City since its incorporation in June 1998. Mr. McEneely is also an Executive Vice President of Nightingale-Conant Corporation, a position which he has held since 1985. Nightingale-Conant Corporation is a publisher and marketer of audio and video self-improvement materials.

         Michael S. Stelter is a co-founder of Electric City and has served as Vice President of Sales since its organization in December 1997 and as a director of Electric City since its incorporation in June 1998. Mr. Stelter also serves as Vice President of Marino Electric, a position which he has held since 1987.

         Victor L. Conant is a co-founder of Electric City and has served as a director of Electric City since its incorporation in June 1998. Mr. Conant is also President and Chief Executive Officer of Nightingale-Conant Corporation, a position which he has held since 1986.

         James Stumpe is an member of Electric City of Illinois, LLC, a distributor of the Company. Mr. Stumpe is also the owner of RCI since 1997, another distributor of the Company. He has been a part owner Diamac Electric, an electrical contracting firm, since 1989. He has a degree from DeVry Institute, an engineering school and is a member of the Local 134, Electrical Union. Mr. Stumpe became a Director of the Company on October 12, 1999 and currently owns 76,000 shares of the Company's common stock.


Promoter and Control Person

         Nikolas Konstant is a co-founder of Electric City. Mr. Konstant is also the Managing Member of DYDX LLC, (since August 1997) a private investment company. DYDX is a special limited partner of the Catterton Simon LLP, a venture capital fund ("CSP III").


Item 6. Executive Compensation.

Summary Compensation Table

         The following table summarizes the total compensation awarded or paid by Electric City to Electric City's Chief Executive Officer for the fiscal year ended April 30, 1999, Electric City's first completed fiscal year. No other executive officer of Electric City had a total annual salary and bonus in excess of $100,000 for fiscal 1999. Accordingly, Electric City's Chief Executive Officer is the only Named Executive Officer of Electric City under SEC rules.



                Annual Compensation                                                    Long Term Compensation
---------------------------------------------------------------------    ---------------------------------------------------------


                                                                            Awards                      Payouts
                                                                            ------                      -------
  Name and Principal   Fiscal                                            Restricted
                               Salary ($)  Bonus ($)   Other Annual        Stock                         LTIP          All Other
       Position        Year    ----------  ---------   Compensation ($)   Award(s) ($)  Options (#)     Payouts ($)  Compensation($)
       --------        ----                            ---------------   ------------   -----------     ----------   --------------

Joseph C. Marino,      1999     $60,000(1)   $0             $0                $0        2,700,000(2)        $0           $0
Chief Executive
Officer


 (1) In connection with Electric City's initial formation as a limited liability company, Mr. Marino agreed to an initial salary of $60,000 per year until Electric City obtained sales levels in excess of $1,000,000, at which time his annual salary was to be increased to $150,000. Effective January 1, 1999, Electric City and Mr. Marino entered into a 3-year employment agreement which provides for an annual salary of $225,000.

(2) Effective July 31, 1998, Electric City granted to Pino, LLC a 10-year option to acquire up to 2,000,000 shares of common stock at an exercise price of $1.10 per share. This option becomes exercisable on January 2, 2000. In that Mr. Marino owns a 70% membership interest in Pino, LLC, only 70% of those shares are reflected . Effective January 4, 1999, Electric City granted to Joseph Marino an option to acquire up to 900,000 shares at an exercise price of $1.75 per share. This option becomes exercisable in pro rata installments at the end of each of the first four years after the date of grant and expires in December, 2008.

Compensation of Other Executive Officers and Directors

         There are no standard or other compensation arrangements for directors of Electric City for their services as such, including service on committees or special assignments, except for the standard reimbursement of expenses for attendance at board of directors meetings.



Option Exercises and Values

                      Option/SAR Grants in Last Fiscal Year
                      -------------------------------------

(Individual Grants)

                                                     Percent of total
                          Number of Securities    options/SARS granted
                        Underlying Options/SARS      to employees in      Exercise or base
 Name                        granted (#)              fiscal year          price ($/Sh)        Expiration Date
 ----                        -----------              -----------          ------------        ---------------

Joseph C. Marino                1,400,000                 35% (1)            $1.10/Sh             06/25/2008

Joseph C. Marino                  900,000                 18% (2)            $1.75/Sh             12/31/2008

(1) Mr. Marino owns a 70% membership interest in Pino, LLC, to which an option to acquire up to 2,000,000 shares of common stock was issued in 1998. Michael Stelter owns a 10% membership interest in Pino, LLC.
(2) Effective January 4, 1999, Electric City granted to Joseph C. Marino an option to acquire up to 900,000 shares at an exercise price of $1.75 per share. This option becomes exercisable in prorata installments at the end of each of the first four years after the date of grant and expires in December, 2008.


                Aggregate Option/SAR Exercise in Last Fiscal Year
                          And FY-End Option/SAR Values

                                                                                             Value of unexercised
                           Shares                             Number of unexercised      in-the-money options/SARS at
                        acquired on                         options/SARS at FY-end(#)             FY-end ($)
    Name                exercise (#)   Value realized ($)   exercisable/unexercisable      exercisable/unexercisable
  ----------            ------------   ------------------   -------------------------      -------------------------
 Joseph C. Marino            -                 -                   0/1,400,000               0/$ 2,660,000 (1)

 Joseph C. Marino            -                 -                    0/900,000                0/$ 1,125,000 (2)








                                       21


(1) Based on the difference between the $1.10 per share exercise price and the closing bid quotation for Electric City common stock on the OTC Bulletin Board for April 30, 1999 of $3.00 per share (post split).

(2) Based on the difference between the $1.75 per share exercise price and the closing bid quotation for Electric City common stock on the OTC Bulletin Board for April 30, 1999 of $3.00 per share (post split).


Long-Term Incentive Plans

         The Company has no long-term incentive plans.

Employment Contracts

         Effective January 1, 1999, Electric City and Mr. Marino entered into a 4-year employment agreement as President and Chief Executive Officer which provides for an annual salary of $225,000. As a part of his compensation, Mr. Marino is allowed the use of a new automobile, provided insurance and is reimbursed for cellular telephone usage. The Employment Agreement also granted Mr. Marino options to purchase the common stock of the Company as described above. Upon the sale of more than forty (40%) of the net assets of the Company to a person or entity not affiliated with the Company, all of the options immediately vest and are exercisable by Mr. Marino. The agreement is terminable for cause by a vote of 3/4 of the Board of Directors of the company, in which vote Mr. Marino, as a director, would not vote nor be counted as a Director for purposes of determining the 3/4 vote. Mr. Marino is subject to confidentiality restrictions and an agreement not to compete with the Company for two (2) years after his separation from the Company.


Item 7. Certain Relationships and Related Transactions.

         On February 4, 1998, in connection with the organization of Electric City, Joseph C. Marino and NCVC, L.L.C. entered into an operating agreement, which was amended on May 26, 1998, which commenced the operation of Electric City as a limited liability company. Under the operating agreement, NCVC agreed to loan Electric City $500,000 to meet operating cash needs of Electric City and to secure a letter of credit with a financial institution for $500,000 to secure the payment obligation to Reverberi. In exchange Joseph C. Marino sublicensed his rights under the Reverberi license agreement to Electric City. No value was accorded for the sublicense or the securing of the letter of credit. Of the total of $500,000 transferred to Electric City, $374,000 was transferred through May 31, 1998, with the remaining $126,000 loaned to Electric City in July 1998. The loans, which represented convertible debt, bore no interest, and were paid off by the issuance of 500,000 shares of Electric City common stock, at a price equal to the fair market value at the time of the conversion, which was upon completion of the private placement. After the completion of the private placement, the letter of credit was unnecessary and was retired. Upon completion of this transaction, each of Mr. Marino and NCVC had a further obligation to loan Electric City up to $250,000 on an as-needed basis, bearing interest at 9% per annum and payable on demand. As of April 30, 1999, outstanding debt under this arrangement totaled $500,000. As of July 30, 1999, outstanding debt under this arrangement totaled $200,000. These loans bear interest of 9% and are payable on demand. Accrued interest on this debt was approximately $16,000 at July 30, 1999. The Company's Board approved the terms of each of these transaction and believes the terms each of these transactions are as favorable to the Company as if negotiated with an unaffiliated third party. The possibility of conflicts of interest was counterbalanced by the fact that these transactions were negotiated between equal, sole shareholders of the Company and each party was at risk and would benefit equally.

         During the period from December 5, 1997 (date of inception) through April 30, 1999, Electric City paid approximately $165,000 to Marino Electric for goods purchased and services rendered which included components and cabinets for EnergySaver units and the installations of EnergySaver units. Marino Electric is wholly owned by Mr. Marino. Further, since January 1, 1999 Electric City has allowed Marino Electric to use portions of Electric City's building without charge. The Company's Board negotiated and approved the terms of this transaction and believes the terms of this transaction are as favorable to the Company as if negotiated with an unaffiliated third party and allowed the company to control the manufacture of these items. The possibility of a conflict of interest was counter balanced by the fact that members of the Board not affiliated with Marino Electric also approved the transaction. The votes of Board members that were not affiliated with Marino Electric were necessary to approve the supply agreement and were voted in favor of the transaction.


         Effective May 24, 1999, Electric City entered into an agreement to acquire most of the assets of Marino Electric for a purchase price of $3,888,000 consisting of $1,792,000 in cash and 1,600,000 shares of Electric City common stock. The Company's Board negotiated and approved the terms of each of these transaction and believes the terms each of these transactions are as favorable to the Company as if negotiated with an unaffiliated third party. Although the Board approved the transactions by a Unanimous Consent, the possibility of a conflict of interest was counter balanced by the fact that members of the Board not affiliated with Marino Electric also approved the transaction.

         Mr. Marino owns the rights under the Reverberi license agreement to sell EnergySaver in Canada, Mexico, and portions of South America.


Item 8.  Description of Securities.

         Electric City Corp. is authorized under its certificate of incorporation to issue 30,000,000 shares of $.0001 par value common stock and 5,000,000 shares of preferred stock, par value $.01 per share. All of the common shares are entitled to one vote on any matter brought before the shareholders including the election of directors. The preferred stock may be issued in series and the board of directors is specifically vested with the authority to establish and designate series of preferred and fix rights, preferences, privileges and restrictions of any series of the preferred stock, including without limitation, those relating to any dividend rights and terms, conversion rights, voting rights, redemption rights, liquidation preferences and sinking fund terms. There are no provisions in the Company's certificate of incorporation that would delay, defer or prevent a change in control.


         Electric City common stock has been subject to the "penny stock" rules under the Securities Exchange Act of 1934, which cover any equity security that has a market price less than $5.00 per share, subject to certain exceptions under ss.ss. 15(g). In that the stock has been trading for in excess of $5.00 per share, the stock is currently not subject to the "penny stock' rules. Any broker engaging in a transaction in a penny stock is required to provide any customer with a risk disclosure document, disclosure of market quotations, if any, disclosure of the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market values of penny stocks held in the customer's accounts. Further the broker-dealer must determine the suitability of the customer for an investment in "penny stocks" by obtaining customer information concerning the person's "financial situation, investment experience, and investment objectives. The broker-dealer must then "reasonably determine" based on the information furnished and any other information known to the broker-dealer that transactions in penny stocks are suitable for the person and that the person (or his independent adviser in such transactions) has sufficient knowledge and experience in financial matters that the person reasonably may be expected to be capable of evaluating the risks of transactions in penny stocks. The bid and offer quotation and compensation information must be provided prior to effecting the transaction and must be contained on the customer's confirmation. Certain brokers are less willing to engage in transactions involving penny stocks as a result of the additional disclosure requirements described above. If the per share market price of Electric City common stock falls below $5.00, the penny stock rules may make it more difficult for holders of Electric City common stock to dispose of their shares.



                                     PART II

Item 1.       Market for Common Equity and Related Stockholder Matters.

Market Information

         Electric City common stock has been quoted on the OTC Bulletin Board under the symbol "ECCC" since August 14, 1998. The following table sets forth the range of high and low closing per share bid quotations for Electric City common stock for each fiscal quarter since August 14, 1998. Such prices are reported by the OTC Bulletin Board inter-dealer quotation system and reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions. These amounts are from trading days prior to the 2 for 1 share stock split of all outstanding shares of common stock effective July 30, 1999.

    Fiscal Quarter                             High           Low
    --------------                             ----           ---

    Fiscal Year 1999
     Quarter Ended 10/31/98(1)                $3.438         $.875

     Quarter Ended 1/31/99                    $2.938        $1.125

     Quarter Ended 4/30/99                    $3.905        $1.625

    Fiscal Year 2000                          $14.84         $2.25
    Quarter Ended 7/31/99

(1)      Since August 14, 1998.


         The closing quotation for Electric City common stock on the OTC Bulletin Board on July 30, 1999 was $8.56 per share. Electric City intends to apply for the listing of its common stock on the Nasdaq SmallCap Market when as it meets the requirements for such listing. However, Electric City cannot provide assurance that its application will be approved. The requirements that Electric City must meet include the registration of its common stock with the SEC under the Securities Exchange Act of 1934, a per share market price of $4.00, $4,000,000 in net tangible assets, 3 registered and active market makers and 300 round lot (100 shares or more) shareholders.

         Electric City has never paid a cash dividend with respect to its common stock and does not anticipate paying cash dividends on its common stock in the foreseeable future.

         As of June 30, 1999 there were approximately 450 holders of record of Electric City common stock not including those shares beneficially held in brokerage accounts.

Item 2.       Legal Proceedings.

         Neither Electric City nor any of its properties are the subject of any pending legal proceeding, nor is Electric City aware of any contemplated legal proceeding involving Electric City or its property.


Item 3. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

         Not applicable.


Item 4.       Recent Sales of Unregistered Securities.

         Since  its  inception  on  December  5,  1997,  Electric  City has sold securities in the transactions described below without registering the securities under the Securities Act of 1933. Except as otherwise indicated, no underwriter or sales or placement agent was involved in the transactions.

         (1) In February 1998, initial membership interests in Electric City L.L.C. were issued solely to Joseph Marino and NCVC L.L.C. in exchange for the sublicense of Mr. Marino's rights under his license agreement with Giorgio Reverberi to the technology underlying the EnergySaver and an agreement by NCVC L.L.C. to make capital contributions of up to $500,000 and to cause the issuance of a $500,000 irrevocable standby letter of credit in favor of Mr. Reverberi. Such limited liability company membership interests were issued in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as such transaction did not involve any public offering. All persons receiving the shares represented that they were acquiring the shares for investment and not with a view to distribution. All persons had access to full information about the Company and representations of the Company provided all information requested by investors or their representatives. Mr. Marino subsequently transferred his membership interests to Pino, LLC.

         (2) In June, 1998 the Electric City LLC interests were converted into an aggregate of 20,000,000 shares of common stock of Electric City Corp. in connection with the merger of Electric City L.L.C. into Electric City Corp. Such shares were issued in reliance upon the exemption from registration provided by
Section 4(2) of the Securities Act of 1933, as such transaction did not involve any public offering. At such time Electric City LLC had only 2 members. All persons receiving the shares represented that they were acquiring the shares for investment and not with a view to distribution. All persons had access to full information about the Company and representations of the Company provided all information requested by investors or their representatives.

         (3) In June 1998, Electric City issued an aggregate of 1,200,272 shares of common stock valued at $$1,200,272 to the approximately 330 shareholders of Pice Products Corporation, an inactive company with minimal assets, pursuant to a merger agreement under which Pice Products was merged with and into Electric City. Such shares were issued in reliance upon the exemption from registration provided by Section 4(2) as such transaction did not involve any public offering. All persons receiving the shares represented that they were acquiring the shares for investment and not with a view to distribution. All persons had access to full information about the Company and representations of the Company provided all information requested by investors or their representatives.

         (4) In June 1998, Electric City concluded a private placement under which it issued an aggregate of 940,000 shares of common stock to 47 persons in exchange for an aggregate of $440,000 in cash and the conversion of Electric City's indebtedness to NCVC L.L.C. in the amount of $500,000. Such shares were issued in reliance upon the exemption from registration provided by Rule 504 of Regulation D promulgated under the Securities Act of 1933, which limits the aggregate offering price to not to exceed $1,000,000. All persons receiving the shares represented that they were acquiring the shares for investment and not with a view to distribution. All persons had access to full information about the Company and representations of the Company provided all information requested by investors or their representatives.

         (5) In July 1998, Electric City granted to Pino, LLC and NCVC L.L.C. 10-year options (a total of two (2) persons) to acquire up to an aggregate of 4,000,000 shares of common stock at an exercise price of $1.10 per share. These options become exercisable on January 2, 2000. The options were issued in reliance upon the exemption from registration provided by Section 4(2) of the

Securities Act of 1933, as such transaction did not involve any public offering. All persons receiving the shares represented that they were acquiring the shares for investment and not with a view to distribution. All persons had access to full information about the Company and representations of the Company provided all information requested by investors or their representatives.

         (6) In September 1998, Electric City issued an aggregate of 340,000 shares of common stock to Giovanni and Maria Gullo, Anthony and Rebecca Petropoulos, and James and Rosanne Spanola (a total of six (6) persons)pursuant to a Real Estate Sales Contract dated July 3, 1998, under which Electric City acquired real estate for its new headquarters. The total purchase price for the property was $1,140,000 of which $800,000 was paid through issuing a mortgage with a bank at the closing and the balance of $340,000 was paid pursuant to the issuance of 340,000 shares of common stock. Such shares were issued in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as such transaction did not involve any public offering. All persons receiving the shares represented that they were acquiring the shares for investment and not with a view to distribution. All persons had access to full information about the Company and representations of the Company provided all information requested by investors or their representatives.


         (7) On January 18, 1999, Electric City entered into a six-month consulting agreement with 1252996 Ontario Limited (d/b/a The Stockpage) under which Electric City issued in April 1999 an aggregate of 200,000 shares of common stock and warrants to purchase 200,000 shares of common stock at an exercise price of $2.00 per share, in exchange for investor relations services through the Internet which presence was achieved via "Rolling Capital." The Company valued these services at $512,000, comprised of $418,000 for the stock and $94,000 for the warrant. The amount attributed to the warrant took into consideration the possibility of fluctuations in the per share trading price of the common stock pending exercise. The per share price used to value the shares was a five day average of the closing price of the Company's common stock on the OTC Bulletin Board prior to January 18, 1999. Only one (1) entity received this warrant. The agreement has expired and will not be renewed. Under the agreement, Electric City is to commence registration of the 200,000 shares of issued common stock within six months from the date of the agreement, if it is legally able to do so. Electric City has not commenced such registration and there is no penalty for such failure, since it is legally unable to do so. The shares of common stock and the warrants were issued in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as such transaction did not involve any public offering. All persons receiving the shares represented that they were acquiring the shares for investment and not with a view to distribution. All persons had access to full information about the Company and representations of the Company provided all information requested by investors or their representatives.

         (8) In February and March 1999, Electric City issued 911,978 shares of common stock to a small group of approximately 30 individuals closely related to, or affiliates with long standing personal and/or business relationships with the Company in exchange for $938,202. Each individual represented to Company, in writing, that they were "accredited investors" as defined in Regulation D of the Securities Act of 1933. Such shares were issued in reliance upon the exemption from registration provided by Rule 506 of Regulation D of the Securities Act of 1933 which limits the aggregate number of non-accredited investors to 35.

Neither the Company nor any person acting on its behalf used any form of general solicitation or general advertising to offer or sell these securities. All persons receiving the shares represented that they were acquiring the shares for investment and not with a view to distribution. All persons had access to full information about the Company and representations of the Company provided all information requested by investors or their representatives. The Company did not timely file a Form D with the Commission in connection with the offering. However, the Company believes that this is an incidental deviation from the terms, conditions and requirements of Regulation D not directly intended to protect particular individuals or entities.

         (9) In April 1999, Electric City issued an aggregate of 796,000 shares of common stock for services rendered to the Company which the Company valued at $ 2,232,789. TJ Riley and Associates (Tom Riley) received 246,000 shares for marketing consulting services pursuant to an agreement dated September 1, 1998, a copy of which is attached to the filing. Giorgio Reverberi received 200,000 shares for research and development services rendered on behalf of the Company in Italy, pursuant to an oral agreement as of January 1, 1999. Giuseppe Tagliati received 100,000 shares for services rendered in research and development of the EnergySaver in the United States, pursuant to an oral agreement as of January 1, 1999. The Stockpage (see 7 above) received 200,000 shares for investor relations services pursuant to its January 18, 1999 agreement with the Company. Richard Levy received 250,000 shares in exchange for marketing consulting services rendered, pursuant to an oral agreement as of January 7, 1999. A total of four (
4) entities were issued shares in this offering; the shares issued to the StockPage are not included in the paragraph (9) as such shares were issued pursuant to the January 18, 1999 agreement with the Company. The per share price used to value the shares was a five day average of the closing price of the Company's common stock on the OTC Bulletin Board prior to April 20, 1999. Such shares were issued in reliance upon the exception from registration provided by Rule 4(2) of the Securities Act of 1933, as such transaction did not involve any public offering. All persons receiving the shares represented that they were acquiring the shares for investment and not with a view to distribution. All persons had access to full information about the Company and representations of the Company provided all information requested by investors or their representatives.


         (10) The Company entered into a Consulting Agreement with John Prinz & Associates dated April 16, 1999 for Prinz to act as a consultant and promoter on behalf of the Company. The term of the agreement was for six (6) months and has expired. Prinz was to have received shares of stock for services provided to the Company as follows: 50,000 shares for the introduction to a market maker with whom the Company would work; 30,000 shares for the development of an acceptable financial plan; a ten percent (10%) fee for each equity transaction consummated by the Company initiated by Prinz; a three percent (3%)fee and 10,000 shares for each debt transaction consummated by the Company initiated by Prinz; 15,000 shares for facilitating the Company's transition to a NASDAQ small cap company; and ten percent (10%) fee and 20,000 shares to facilitate funding of the purchase of Marino Electric.

         The agreement also provides that all shares of Electric City common stock issued under the agreement will have piggyback registration rights with respect to any registration statement filed by Electric City with the SEC.

         In May, 1999, Electric City issued 80,000 shares of common stock to Prinz under this agreement for an introduction to a market maker and the preparation of a financial plan for the Company. The Company valued the services to be provided under this agreement at $ 212,496. The per share price used to value the shares was a five day average of the closing price of the Company's common stock on the OTC Bulletin Board prior to April 18, 1999. Only one (1) person received shares in this offering. The shares of Electric City common stock issued under the agreement were issued in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as such transaction did not involve any public offering. Prinz Capital is required to perform additional services to receive the additional shares, which may not be required by the Company. All persons receiving the shares represented that they were acquiring the shares for investment and not with a view to distribution. All persons had access to full information about the Company and representations of the Company provided all information requested by investors or their representatives.


         (11) In May 1999, Electric City issued 1,600,000 shares of common stock to Joseph Marino in connection with the acquisition of the assets of Marino Electric for the purchase price of $3,392,000 consisting of $1,792,000 in cash and 1,600,000 shares of the Electric City common stock. Only one (1) person received shares in this offering. Such shares were issued in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as such transaction did not involve any public offering. All persons receiving the shares represented that they were acquiring the shares for investment and not with a view to distribution. All persons had access to full information about the Company and representations of the Company provided all information requested by investors or their representatives.


         (12) The Company conducted in  July-December,  1999 an offering to sell
2.2 million shares of its common stock on a best efforts basis pursuant to a confidential private placement memorandum. Such shares will be issued in reliance upon the exemption from registration provided by Rule 506 of Regulation D of the Securities Act of 1933 which limits the aggregate number of non-accredited investors to 35. Investors solicited were individuals who in one way or another are related to the Company or persons associated with the Company and not from the general public. The Company raised approximately $9,400,000 and sold 2,700,000 shares to 83 individuals or entities, of whom 65 are accredited and 28 are non-accredited investors. The Company prepared and used an Offering Memorandum with this offering. All persons receiving the shares represented that they were acquiring the shares for investment and not with a view to distribution. All persons had access to full information about the Company and representations of the Company provided all information requested by investors or their representatives. Neither the Company nor any person acting on its behalf used any form of general solicitation or general advertising to offer or sell these securities. However, as a result of the Company's statements made in certain press releases issued during this offering, it is possible, but not altogether certain, that such statements might be considered general solicitation and result in a violation of the registration provisions of Section 5 of the Securities Act of 1933, as amended. The Company's financial statements contain a Commitments and Contingencies note concerning the potential liability of the Company in connection with this offering.

         The facts relied upon to make the exemption from registration provided by Section 4(2) of the Securities Act of 1933 (the "Act") available for the sale of securities discussed in paragraphs 1, 2, 3, 5, 6, 7, 9, 10 and 11 were the limited number of purchasers, the sophistication or accreditation of the purchasers, their access to material information, the information furnished to them by Electric City, the absence of any general solicitation or advertising, and restrictions on transfer of the securities issued to them as indicated by a legend on the certificates representing such securities.


Item 5.       Indemnification of Directors and Officers.

         Electric City's certificate of incorporation and bylaws provide that Electric City may indemnify officers and directors of Electric City or as permitted by Delaware law. Electric City has not as of the date of this registration statement purchased directors and officers liability insurance, however it may do so in the future.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Disclosure Regarding Forward-Looking Statements

         This Registration Statement includes certain statements that may be deemed to be "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The safe harbors under the Privates Securities Litigation Reform Act will not be applicable until such time as the Company becomes subject to the periodic reporting requirements under the Exchange Act. Since the Company was not a reporting company at the time this registration statement was filed, the safe harbors under the Privates Securities Litigation Reform Act are inapplicable to the statements made in this registration statement. All statements, other than statements of historical facts, included in this Registration Statement that address activities, events or developments that Electric City Corp. (the "Company" or "Electric City") expects, believes or anticipates will or may occur in the future, future capital costs, the size of various markets, market share, repayment of debt, business strategies, expansion and growth of the Company's operations, Year 2000 issues and other such matters are forward-looking statements. These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, general economic and business conditions, the business opportunities (or lack thereof) that may be presented to and pursued by the Company, changes in laws or regulations and other factors, many of which are beyond the control of the Company. You are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.



                                    PART F/S
                        Financial Statements and Exhibits

                          Index to Financial Statements


                               Electric City Corp.
                               -------------------

F-1                         Report of Independent Certified Public Accountants

F-2 - F-3                   Balance Sheet as of April 30, 1999

F-4                         Statement of Operations for the year ended April 30,
                            1999
F-5                         Statement of Stockholders' Equity for the year ended
                            April 30, 1999

F-6                         Statement of Cash Flows for the year ended April 30,
                            1999

F-8 - F-21                  Notes to Financial Statements

F-22 - F-23                 Balance Sheets as of July 31, 1999 and 1998
                            (Unaudited)

F-24 Statement of Operations for the three months ended July 31, 1999 and 1998 (Unaudited)

F-25 Statement of Stockholders' Equity for the three months ended July 31, 1999 (Unaudited)

F-26 - F-27                 Statement of Cash Flows for the three months ended
                            July  31,  1999 and 1998 (Unaudited)

F-28 - F-29                 Notes to Financial Statements


Marino Electric Inc.
--------------------

F-30                        Report of Independent Certified Public Accountants

F-31 - F-32                 Balance Sheet as of December 31, 1998 and as of
                            April 30, 1999 (Unaudited)

F-33 Statement of Income and Retained Earnings for the year ended Decembe 31, 1998 and December 31, 1997 (Unaudited) and the four months ended April 30, 1998 and 1999 (Unaudited)

F-34 Statement of Cash Flows for the year ended December 31, 1998 and December 31, 1997 (Unaudited) and the four months ended April 30, 1998 and 1999 (Unaudited)

F-35 - F-38                 Notes to Financial Statements


Pro Forma Financial Statements
------------------------------

F-39                        Pro Forma Financial Statements

F-40 Unaudited Pro Forma Statement of Operations for the year ended April 30, 1999

F-41 Unaudited Pro Forma Statement of Operations for the three months ended July 31, 1999

F-42 - F-43                 Notes  to   Unaudited   Pro  Forma   Statements   of
                            Operations




                                    PART III


Exhibit
Number
------

2.1 Agreement and Plan of Merger dated June 5, 1998 between the Company and Pice Products Corporation (Previously Filed)

3.1      Certificate of Incorporation (Previously Filed)

3.2      Bylaws (Previously Filed)

10.1 Sales, Distribution and Patent License Agreement dated January 1, 1998 between Giorgio Reverberi and Joseph C. Marino (Previously Filed)

10.2     Sublicense Agreement dated June 24, 1998 between the Company and Joseph
         C. Marin (Previously Filed)

10.3 Employment Agreement dated as of January 1, 1999 between the Company and Joseph C. Marino (Previously Filed)

10.4     Real Estate Sales  Contract  dated July 3, 1998 between the Company and
         the  Giovanni  Gullo  and  Mario  Gullo  Family   Limited   Partnership
         (Previously Filed)

10.5 Asset Purchase Agreement dated May 24, 1999 between the Company and Marino Electric, Inc. (Previously Filed)

10.6 Distribution Agreement dated September 7, 1999 between the Company and Electric City of Illinois LLC (Previously Filed)

10.7 Consulting Agreement dated April 16, 1999 between the Company and John Prinz & Associates (Previously Filed)

10.8 Consulting Agreement dated January 18, 1999 between the Company and 1252996 Ontario Limited (d/b/a The Stockpage) (Previously Filed)

10.9 Warrant to Purchase Common Stock dated January 15, 1999 from the Company to 1252996 Ontario Limited d/b/a The Stockpage (Previously filed).

10.10 Professional Services Agreement dated September 1, 1998 between the Company and TJ Riley and Associates




                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, this 29th day of Octoberber, 1999.



                                            ELECTRIC CITY CORP.


Date: December 6, 1999                      By:_________________________________
                                                     Joseph C. Marino
                                                     Chief Executive Officer

                                TABLE OF CONTENTS
                                -----------------

PART I......................................................................2
Items 1. Description of Business............................................2
   Electric City History and Recent Developments............................2
   Business of Marino Electric..............................................4
   Product -The EnergySaver.................................................4
   The Market Opportunity...................................................5
   Sales and Distribution...................................................7
   Marketing................................................................8
   Licenses and Trademarks..................................................8
   Patents..................................................................9
   Competition..............................................................9
   Manufacturing...........................................................11
   Company Financing.......................................................11
   Research and Development................................................11
   Compliance with Environmental Laws......................................12
   Employees...............................................................12
Item 2.  Plan of Operation.................................................12
   Year 2000 Readiness Disclosure..........................................14
Item 3.  Description of Property...........................................16
Item 4. Security Ownership of Certain Beneficial Owners and Management.....16
Item 5.  Directors, Executive Officers, Promoters and Control Persons......18
   Promoter and Control Person.............................................20
Item 6. Executive Compensation.............................................20
   Summary Compensation Table..............................................20
   Compensation of Other Executive Officers and Directors..................21
   Option Exercises and Values.............................................21
   Long-Term Incentive Plans...............................................22
   Employment Contracts....................................................22
Item 7. Certain Relationships and Related Transactions.....................22
Item 8.  Description of Securities.........................................23
PART II....................................................................24
Item 1.     Market for Common Equity and Related Stockholder Matters.......24
   Market Information......................................................24
Item 2.     Legal Proceedings..............................................25
Item 3.     Changes in and Disagreements with Accountants on
             Accounting and Financial Disclosure...........................25
Item 4.     Recent Sales of Unregistered Securities........................25
Item 5.     Indemnification of Directors and Officers......................30
Disclosure Regarding Forward-Looking Statements............................30
PART F/S...................................................................31
PART III...................................................................32
SIGNATURES.................................................................33

                        Financial Statements and Exhibits

                          Index to Financial Statements



Electric City Corp.
-------------------

F-1                         Report of Independent Certified Public Accountants

F-2 - F-3                   Balance Sheet as of April 30, 1999

F-4                         Statement of Operations for the year ended April 30,
                            1999

F-5                         Statement of Stockholders' Equity for the year ended
                            April 30, 1999

F-6                         Statement of Cash Flows for the year ended April 30,
                            1999

F-8 - F21                   Notes to Financial Statements

F-22 - F23                  Balance   Sheets  as  of  July  31,  1999  and  1998
                            (Unaudited)

F-24 Statement of Operations for the three months ended July 31, 1999 and 1998 (Unaudited)

F-25 Statement of Stockholders' Equity the three months ended July 31, 1999 (Unaudited)

F-26 - F-27                 Statement  of Cash Flows for the three  months ended
                            July 31, 1999 and 1998 (Unaudited)

F-28 - F-29                 Notes to Financial Statements


Marino Electric Inc.
--------------------

F-30                        Report of Independent Certified Public Accountants

F-31 - F-32                 Balance  Sheet  as of  December  31,  1998 and as of
                            April 30, 1999 (Unaudited)

F-33 Statement of Income and Retained Earnings for the year ended December 31, 1998 and December 31, 1997 (Unaudited) and the four months ended April 30, 1998 and 1999 (Unaudited)




                                     Page i

F-34 Statement of Cash Flows for the year ended December 31, 1998 and December 31, 1997 (Unaudited) and the four months ended April 30, 1998 and 1999 (Unaudited)

F-35 - F-38                 Notes to Financial Statements


Pro Forma Financial Statements
------------------------------

F-39                        Pro Forma Financial Statements

F-40 Unaudited Pro Forma Statement of Operations for the year ended April 30, 1999

F-41 Unaudited Pro Forma Statement of Operations for the three months ended July 31, 1999

F-42 - F-43                 Notes  to   Unaudited   Pro  Forma   Statements   of
                            Operations






















                                     Page ii

Report of Independent Certified Public Accountants


Electric City Corp.
   (A Development Stage Company)


We have audited the accompanying balance sheet of Electric City Corp. (a development stage company) as of April 30, 1999 and the related statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Electric City Corp. (a development stage company) at April 30, 1999, and the results of its operations and cash flows for the year then ended, in conformity with generally accepted accounting principles.




                                                                BDO Seidman, LLP




Chicago, Illinois
June 16, 1999, except for Note 17
    which is as of December 2, 1999

                              Financial Statements

                               Electric City Corp.
                          (A Development Stage Company)

                                  Balance Sheet





April 30,                                                               1999
-------------------------------------------------------------------------------

Assets

Current Assets
     Cash and equivalents                                    $       484,162
     Accounts receivable                                             118,272
     Inventories (Note 3)                                            459,882
     Prepaid expenses (Note 11(d))                                   213,332
-------------------------------------------------------------------------------

Total Current Assets                                               1,275,648
-------------------------------------------------------------------------------

Net Property and Equipment (Notes 4, 8 and 11(e))                  1,254,967
-------------------------------------------------------------------------------












                                                             $     2,530,615
===============================================================================

                                 See accompanying notes to financial statements.

                               Electric City Corp.
                          (A Development Stage Company)

                                  Balance Sheet





April 30,                                                               1999
-------------------------------------------------------------------------------

Liabilities and Stockholders' Equity

Current Liabilities
     Notes payable to stockholders (Note 5)                  $       500,000
     Current portion of long-term debt (Note 8)                       18,112
     Accounts payable                                                184,160
     Accrued expenses (Note 7)                                        98,172
-------------------------------------------------------------------------------

Total Current Liabilities                                            800,444
-------------------------------------------------------------------------------

Long-Term Debt, less current portion (Note 8)                        770,239
-------------------------------------------------------------------------------

Commitments (Note 10)

Stockholders' Equity (Notes 6, 11 and 13)
     Preferred stock, $.01 par value;
         5,000,000 shares authorized                                      -
     Common stock, $.0001 par value;
         30,000,000 shares authorized,
         24,388,250 issued
         and outstanding                                               2,438
     Additional paid-in capital                                    6,097,518
     Deficit accumulated during the development stage             (5,140,024)
-------------------------------------------------------------------------------

Total Stockholders' Equity                                           959,932
-------------------------------------------------------------------------------

                                                             $     2,530,615
===============================================================================

                                 See accompanying notes to financial statements.

                               Electric City Corp.
                          (A Development Stage Company)

                             Statement of Operations





Year ended April 30,                                                   1999
------------------------------------------------------------------------------

Revenue                                                    $        208,473
------------------------------------------------------------------------------

Expenses
     Cost of sales                                                  135,000
     Selling, general and administrative                          4,033,559
------------------------------------------------------------------------------

Total                                                             4,168,559
------------------------------------------------------------------------------

Operating Loss                                                   (3,960,086)
------------------------------------------------------------------------------

Other Income (Expense)
     Acquisition expense (Note 11)                               (1,200,272)
     Interest income                                                  9,054
     Interest expense                                               (59,613)
------------------------------------------------------------------------------

Total other expense                                              (1,250,831)
------------------------------------------------------------------------------

Net Loss                                                   $     (5,210,917)
==============================================================================

Basic and Diluted Loss Per Common Share                    $          (0.23)
==============================================================================

Weighted Average Common Shares Outstanding                       22,357,874
==============================================================================

                                 See accompanying notes to financial statements.

                               Electric City Corp.
                          (A Development Stage Company)

                        Statement of Stockholders' Equity






Year ended April 30, 1999
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                           Deficit            Total
                                                                                                       Accumulated         Members'
                                                                                        Additional      During the      Deficit and
                                                                   Member     Common       Paid-in     Development    Stockholders'
                                                        Shares    Capital      Stock       Capital           Stage           Equity
------------------------------------------------------------------------------------------------------------------------------------

Balance, May 1, 1998                                         -   $ 18,679    $     -   $         -    $    (49,469)   $     (30,790)
------------------------------------------------------------------------------------------------------------------------------------

Issuance of common stock for merger into Company    20,000,000    (18,679)     2,000        16,679               -                -

Acquisition of Pice Products Corporation (Note 11)   1,200,272          -        120     1,200,152               -        1,200,272

Conversion of convertible debt (Note 11)               500,000          -         50       499,950               -          500,000

Issuance of shares for cash
   (net of offering costs of $13,023) (Note 11)      1,351,978          -        136     1,365,043               -        1,365,179

Issuance of shares for purchase
   of land and building (Note 11)                      340,000          -         34       339,966               -          340,000

Issuance of shares and warrants in
   exchange for services received
     (Note 11)                                         996,000          -         98     2,715,801               -        2,715,899

Net loss for the year ended April 30, 1999                   -          -          -             -      (5,210,917)      (5,210,917)

Net loss of LLC prior to becoming a corporation              -          -          -      (120,362)        120,362                -

Expenses paid on behalf of the Company                       -          -          -        80,289               -           80,289
------------------------------------------------------------------------------------------------------------------------------------

Balance, April 30, 1999                             24,388,250   $      -    $ 2,438   $ 6,097,518    $ (5,140,024)   $     959,932
====================================================================================================================================

                                 See accompanying notes to financial statements.

                               Electric City Corp.
                          (A Development Stage Company)

                             Statement of Cash Flows




Year ended April 30,                                                                             1999
--------------------------------------------------------------------------------------------------------

Cash Flows From Operating Activities
     Net loss                                                                          $   (5,210,917)
     Adjustments to reconcile net loss to net cash used in operating activities
         Depreciation and amortization                                                         30,353
         Issuance of shares and warrants in exchange for services rendered                  3,702,839
         Expenses paid on behalf of company                                                    98,968
         Changes in assets and liabilities
              Accounts receivable                                                            (118,272)
              Inventories                                                                    (459,882)
              Accounts payable                                                                184,160
              Accrued liabilities                                                              98,172
--------------------------------------------------------------------------------------------------------

Net cash used in operating activities                                                      (1,724,048)
--------------------------------------------------------------------------------------------------------

Cash Flows Used in Investing Activities
     Purchase of property and equipment                                                      (945,320)
--------------------------------------------------------------------------------------------------------

Cash Flows Provided by Financing Activities
     Proceeds from long-term debt                                                             800,000
     Payments on long-term debt                                                               (11,649)
     Proceeds from stock issuance                                                           1,365,179
     Proceeds from loan from stockholders                                                   1,000,000
--------------------------------------------------------------------------------------------------------

Net cash provided by financing activities                                                   3,153,530
--------------------------------------------------------------------------------------------------------

Net Increase in Cash and Cash Equivalents                                                     484,162

Cash and Cash Equivalents, at beginning of year                                                     -
--------------------------------------------------------------------------------------------------------

Cash and Cash Equivalents, at end of year                                              $      484,162
--------------------------------------------------------------------------------------------------------

                                 See accompanying notes to financial statements.

                               Electric City Corp.
                          (A Development Stage Company)

                             Statement of Cash Flows





Year ended April 30,                                                                  1999
---------------------------------------------------------------------------------------------

Supplemental Disclosures of Cash Flow Information
     Stock issued in exchange for conversion of loan from stockholders       $     500,000
     Stock issued as partial payment for land and building                         340,000
     Stock and warrants issued in exchange for services received                 2,715,899
     Cash paid for interest                                                         44,000



                               Electric City Corp.
                          (A Development Stage Company)

                          Notes to Financial Statements







1.      Organization and           Electric City (the "Company") was formed as a
        Nature of Business         limited  liability  company  (Electric  City,
                                   L.L.C.) on  December  5, 1997 to acquire  and
                                   commercialize   application   of  a  patented
                                   technology   that   reduces   the  amount  of
                                   electricity   required   to   power   various
                                   lighting   facilities   such  as   commercial
                                   buildings,    factories    and    residential
                                   structures. On February 4, 1998, an Operating
                                   Agreement ("Operating Agreement") was entered
                                   into  between  Electric  City,  L.L.C.'s  two
                                   members,  Joseph C. Marino,  who subsequently
                                   assigned   his   interest  to  Pino,   L.L.C.
                                   ("Pino") and NCVC, L.L.C. ("NCVC"),  pursuant
                                   to  which  Electric  City,   L.L.C.   was  to
                                   actively market this technology in the United
                                   States.  Prior  to May 1,  1998,  the LLC had
                                   nominal  operations,  resulting  in a loss of
                                   approximately    $50,000.    The    Operating
                                   Agreement was subsequently amended on May 26,
                                   1998. On June 5, 1998,  Electric City, L.L.C.
                                   merged with Electric  City Corp.,  a Delaware
                                   corporation. As a result, Electric City Corp.
                                   will  distribute,  manufacture  and  sell  an
                                   energy   management   saving  system  in the
                                   United States under an exclusive license agreement (Note 8).

                                   The Company's activities to date have included raising capital, developing prototypes, installing test systems at test sites in the United States and the limited sales of systems. Upon consummation of the acquisition of certain assets of Marino Electric, Inc., the Company will no longer be a development stage company.




2.      Summary of Significant
        Accounting Policies

        Cash and Cash              The   Company    considers    highly   liquid
        Equivalents                investments  with a maturity of three  months
                                   or   less   when   purchased   to   be   cash
                                   equivalents.


        Inventories                Inventories  are  stated at the lower of FIFO
                                   cost or market.

                               Electric City Corp.
                          (A Development Stage Company)

                          Notes to Financial Statements





        Property and Equipment     Property  and  equipment  are stated at cost.
                                   For financial reporting purposes depreciation is computed over the estimated useful lives of the assets by the straight-line method over the following lives.

                                   Building                    39 years
                                   Computer equipment           3 years
                                   Furniture                    5 years
                                   Shop equipment               7 years


        Revenue Recognition        Revenue  from  sales  of  energy  systems  is
                                   recognized upon shipment.


        Research and Development   Research and development costs are charged to
        Costs                      operations when incurred and are  included in
                                   selling, general and administrative expenses.
                                   Total research and development costs charged to operations were $1,923,000.

        Marketing and Promotional  Marketing and  promotional  costs incurred by
        Costs                      the Company are expensed as incurred.

        Organizational Costs       The  Company  incurred  organizational  costs
                                   upon incorporation of both Electric City, L.L.C. and Electric City Corp. These costs consisted of legal and filing costs for the entities and were expensed as incurred, in accordance with (AICPA) Statement of Position
                                   98-5,  "Reporting  on the  Costs of  Start-Up
                                   Activities."

        Income Taxes               Income  taxes  are  accounted  for  under the
                                   asset and liability  method.  Deferred income
                                   taxes are recognized for the tax consequences
                                   in future  years of  differences  between the
                                   tax basis of assets and liabilities and their
                                   financial  reporting amounts at each year end
                                   based on enacted tax laws and  statutory  tax
                                   rates  applicable to the periods in which the
                                   differences  are  expected to affect  taxable
                                   earnings.     Valuation     allowances    are
                                   established when necessary to reduce deferred tax assets to the amount more likely than not to be realized.

        Use of Estimates           The  preparation  of financial  statements in
                                   conformity with generally accepted accounting
                                   principles   requires   management   to  make
                                   estimates  and  assumptions  that  affect the
                                   reported  amounts of assets  and  liabilities
                                   and  disclosure  of  contingent   assets  and
                                   liabilities  at the  date  of  the  financial
                                   statements   and  the  reported   amounts  of
                                   revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Net Loss Per Share         The  Company  computes  loss per share  under
                                   Statement  of Financial  Accounting  Standard
                                   No. 128 "Earnings  Per Share".  The statement
                                   requires  presentation of two amounts,  basic
                                   and  diluted  loss per share.  Basic loss per
                                   share is computed by dividing loss  available
                                   to  common   stockholders   by  the  weighted
                                   average common shares  outstanding.  Dilutive
                                   earnings  per share would  include all common
                                   stock   equivalents.   The  Company  has  not
                                   included the outstanding  options or warrants
                                   as  common  stock  equivalents   because  the
                                   effect would be antidilutive.

                                   The members' capital was converted into 20,000,000 shares of common stock at the merger date. The shares have been treated as if they have been outstanding since inception for purposes of computing net loss per share.

        Recent Accounting          In  April  1998,  the  Accounting   Standards
        Pronouncements             Executive   Committee   issued  Statement  of
                                   Position ("SOP") 98-5 "Reporting on the Costs of Start-up Activities." The SOP requires that all costs of start-up activities should be expensed as incurred. The SOP is effective for years beginning after December 15, 1998.
                                   The Company early adopted this SOP.

                                   In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This standard establishes accounting and reporting standards for derivative instruments and for hedging contracts. This standard is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. When the Company adopts this statement, it is not expected to have a material impact on the Company's financial statements or their presentation.


        Stock Split                Subsequent to year end, the Company  effected
                                   a 2-for-1 stock split. All shares and per share amounts have been adjusted to reflect the split.

3. Inventories                    Inventories consist of the following:

                                  April 30,                             1999
                                  ---------------------------------------------

                                  Raw materials                  $   117,850
                                  Work in process                     75,978
                                  Finished goods                     266,054
                                  ---------------------------------------------

                                                                 $   459,882
                                  =============================================


4.  Property  and  Equipment      Property and equipment at  April  30, 1999 are
                                  summarized as follows:


                                  ---------------------------------------------

                                  Land                           $   205,000
                                  Building                           935,000
                                  Furniture                           54,588
                                  Computer equipment                  21,608
                                  Autos                               69,124
                                  ---------------------------------------------

                                                                   1,285,320
                                  Less accumulated depreciation       30,353
                                  ---------------------------------------------

                                                                 $ 1,254,967
                                  =============================================

                               Electric City Corp.
                          (A Development Stage Company)

                          Notes to Financial Statements





5.      Operating Agreement        On  February   4,  1998,   Joseph  C.  Marino
                                   ("Controlling   Member")   and  NCVC  ("Other
                                   Member") entered into an Operating  Agreement
                                   subsequently   amended   on  May  26,   1998,
                                   commencing   operations  of  the  development
                                   stage company (Electric City, L.L.C.).  Under
                                   the terms and subject to the  conditions  set
                                   forth in the Operating  Agreement,  the Other
                                   Member agreed to loan the Company $500,000 to
                                   meet  operating cash needs of the Company and
                                   to secure a letter of credit with a financial
                                   institution  for  $500,000.  The  Controlling
                                   Member,  in  exchange,  assigned  its  rights
                                   under  a  Sales,   Distribution   and  Patent
                                   License Agreement ("License Agreement") (Note
                                   8) to the Company.  No value was assigned for
                                   the  assignment  of the License  Agreement or
                                   the  securing  of the letter of  credit.  The
                                   letter of  credit  was  retired  by the Other
                                   Member's   payment   of   $250,000   to   the
                                   Controlling   Member,  who  will  obtain  and
                                   surrender  the  letter of credit to the Other
                                   Member and the  financial  institution.  Upon
                                   completion of this  transaction,  each member
                                   had a further  obligation to loan the Company
                                   up to $250,000 each on an as-needed basis. As
                                   of  April  30,   1999,   loans   under   this
                                   arrangement totaled $500,000. These loans bear interest at 9% and are payable on demand. Accrued interest on this debt is approximately $16,000 at April 30, 1999.

                                   Additionally, pursuant to the Operating Agreement, the Other Member was obligated to bring the Company to the status of a publicly traded company on the Over-The-Counter Bulletin Board ("OTC").

                                   The Operating Agreement also requires the Other Member to indemnify the Controlling Member in every manner necessary as it relates to the public registration.


6.      Merger Agreement           On June 5, 1998,  upon the merger of Electric
                                   City,  L.L.C.  into Electric City Corp.,  the
                                   Controlling Member and Other Member became the controlling stockholder and significant minority stockholder, respectively, and their respective obligations under the Operating
                                   Agreement transferred and continue to be obligations.

                               Electric City Corp.
                          (A Development Stage Company)

                          Notes to Financial Statements





7. Accrued Expenses Accrued expenses consist of the following:


                                  ---------------------------------------------

                                  Compensation                   $     7,042
                                  Interest                            15,914
                                  Real estate taxes                   11,950
                                  Professional fees                   47,730
                                  Other                               15,536
                                  ---------------------------------------------

                                                                 $    98,172
                                  =============================================


8.      Long-Term Debt             Long-term debt consists of the following
                                   at April 30, 1999.

                                  --------------------------------------------------------------------------------

                                  Mortgage note to CIB Bank, 8.25%, payable in monthly
                                      Principal and interest installments of $6,876 until
                                      August 2003.  A final payment of $710,000 is due in
                                      August 2003.  Collateralized by the building and land.       $    788,351

                                  Less current portion                                                   18,112
                                  --------------------------------------------------------------------------------

                                                                                                   $    770,239
                                   ===============================================================================


                                   The  aggregate   amounts  of  long-term  debt
                                   maturing in each of the next five years are as follows:


                                  ---------------------------------------------

                                  2000                           $    18,112
                                  2001                                19,664
                                  2002                                21,350
                                  2003                                23,178
                                  2004                               706,047
                                  ---------------------------------------------

                                                                 $   788,351
                                  =============================================

                               Electric City Corp.
                          (A Development Stage Company)

                          Notes to Financial Statements





9.      Income Taxes               The  composition   of  income   tax   expense
                                   (benefit) is as follows:

                                  -----------------------------------------------------------------------

                                   Current
                                      Federal                                             $  (1,284,000)
                                      State                                                    (226,000)
                                      Adjustment to valuation allowance                       1,510,000
                                  -----------------------------------------------------------------------

                                   Total income tax expense (benefit)                      $           -
                                  =======================================================================

                                   Deferred   income   taxes   consist   of  the
                                   following:

                                  ------------------------------------------------------------------------


                                   Total deferred tax assets, relating principally
                                      to net operating loss carryforwards                 $   1,510,000

                                   Deferred tax liabilities                                           -
                                  -----------------------------------------------------------------------

                                                                                              1,510,000
                                   Less valuation allowance                                  (1,510,000)
                                  ------------------------------------------------------------------------

                                   Total net deferred tax asset                           $           -
                                  =======================================================================

                                   The Company has recorded a valuation allowance equaling the deferred tax asset due to the uncertainty of its realization in the future. At April 30, 1999, the Company has a U.S. federal net operating loss carryforward available to offset future taxable income of approximately $3,860,000 which expires in fiscal 2019.

                               Electric City Corp.
                          (A Development Stage Company)

                          Notes to Financial Statements



                                   The reconciliation of income tax expense (benefit) to the amount computed by applying the federal statutory rate is as follows:

                                  --------------------------------------------------------------------------------

                                   Income tax (benefit) at federal statutory rate                $    (1,364,000)

                                   State taxes                                                          (193,000)

                                   Tax benefit of loss prior to conversion from L.L.C. to
                                      "C" corporation                                                     47,000

                                   Increase in valuation allowance                                     1,510,000
                                  --------------------------------------------------------------------------------

                                   Income tax expense (benefit)                                  $             -
                                  ================================================================================


10.     License  and               Pursuant  to  the  License   Agreement  dated
        Employment                 January  1, 1998  between  Giorgio  Reverberi
        Agreements                 ("Reverberi"),  the owner of the patent,  and
                                   Joseph  Marino,  Chairman and CEO of Electric
                                   City  L.L.C.  (who  assigned  the  rights  to
                                   Company), the Company agrees to pay Reverberi
                                   a royalty of $300 for each  product unit made
                                   by  or  for  the  Company  and  sold  by  the
                                   Company. The term of the License Agreement is
                                   until  December  31,  2007,   with  automatic
                                   renewal available until December 31, 2017, unless written termination is provided by either party of the License Agreement no less than 90 days prior to the automatic renewal date. The Company has accrued $7,800 at April
                                   30, 1999.

                                   In January 1999, the Company entered into an employment agreement with its Chairman and CEO for a period of four years. The agreement requires an annual salary of $225,000 beginning in June 1999.

                               Electric City Corp.
                          (A Development Stage Company)

                          Notes to Financial Statements





11.     Equity Transaction
                                   a) On June 5, 1998, the Company acquired Pice Products Corporation ("Pice"), a nonoperating company. In this transaction, 1,200,272 common shares of the Company were issued to the Pice stockholders in return for all of the outstanding shares of Pice. The Company acquired no identifiable assets or liabilities. The purpose of this merger was to enable the Company to obtain stockholders. The shares were valued at $1 per share based on estimated fair value. As the Company acquired no assets, the Company incurred a charge for $1,200,272.

                                   b) As part of the original Operating Agreement (Note 4), the Other Member agreed to loan amounts to the Company up to $500,000 to meet cash needs prior to the private placement offering in June 1998. These loans did not bear interest. In June 1998, based on the estimated fair market value price of $1 per share, the outstanding balance of $500,000 was converted into 500,000 shares of the Company's common stock.

                                   c) On June 11, 1998, the Company issued 940,000 shares of common stock in connection with a private offering in accordance with Regulation D, Section 504 of the Securities Exchange Commission's 1933 Act (500,000 upon conversion of loans described above). As a result of this offering, the Company generated $440,000 of cash less offering costs of $13,023 through the sale of 440,000 shares of common stock at the estimated fair market value price of $1 per share.

                                        In addition, the Company sold 911,978 shares of common stock for a total of $938,202 in February and March 1999. These shares were sold at approximately $1 per share. During this time period, the fair market value of the stock
                                        (current trading price on the "OTC") ranged from $2.57 per share to $3.19 per share.

                                   d) In August 1998, the Company purchased a building for $800,000 cash which was satisfied by a first mortgage and 340,000 shares of the Company's common stock, valued at $1 per share based on the estimated fair market value of the common stock.

                               Electric City Corp.
                          (A Development Stage Company)

                          Notes to Financial Statements




                                   e) In April 1999, the Company issued 996,000 shares and 200,000 warrants of common stock in exchange for consulting services rendered. As the fair market value of these services was not readily determinable, these services were valued based on the fair market value for the stock issued (current price of the common stock on the "OTC") which ranged from $2.09 to $2.81 Approximately $2,503,000 has been charged to operations. $213,332 has been classified as a prepaid expense as this amount represents payment for services to be provided in the future.

                                   f) At April 30, 1999, the Company had outstanding warrants to purchase 200,000 shares of the Company's common stock at an exercise price of $2 per share. These warrants expire in February 2002.


12.     Stock Options              The  Company's  Chairman  and CEO was granted
                                   options as part of an employment agreement to
                                   acquire  900,000  shares of  common  stock at
                                   $1.75 each.  These  options vest ratably over
                                   the   four-year   term   of  the   employment
                                   agreements and expire in December 2008.

                                   In June 1998, both NCVC and Pino were granted options to purchase 2,000,000 shares of common stock each at an exercise price of $1.10 per share. These options will vest in January 2000 if the Company's closing stock price exceeds $5 per share on any 20 consecutive trading days. Subsequent to year end, the Company's closing stock price exceeded $5 per share for 20 consecutive trading days. These options expire in June 2008.

                                   In January 1999, certain employees were granted options to purchase 304,000 shares of common stock at an exercise price ranging from $1.75 to $3.50. 150,000 options vested upon the signing of the agreements and 154,000 will vest in fiscal 2000. These options expire in periods from December 2008 through March 2009.

                               Electric City Corp.
                          (A Development Stage Company)

                          Notes to Financial Statements




                                   The following table summarizes the options granted, exercised and outstanding under the plans:

                                                                                         Exercise             Weighted
                                                                                        Price Per              Average
                                                                           Shares           Share       Exercise Price
                                 --------------------------------------------------------------------------------------


                                 Outstanding at May 1, 1998
                                 Granted                                5,204,000   $1.10 - $3.50                $1.25
                                 Exercised                                      -               -                    -
                                 --------------------------------------------------------------------------------------

                                 Outstanding at April 30, 1999          5,204,000   $1.10 - $3.50                $1.25
                                 ======================================================================================

                                 Options exercisable at
                                     April 30, 1999                       150,000           $1.75                $1.75
                                 ======================================================================================



                                   The Company applies APB No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for options. Under APB Opinion 25, because the exercise price of the options equals the market price of the underlying stock on the measurement date, no compensation expense is recognized.

                               Electric City Corp.
                          (A Development Stage Company)

                          Notes to Financial Statements




                                   The weighted-average, grant-date fair value of stock options granted to employees during the year, and the weighted-average significant assumptions used to determine those fair values, using a modified Black-Sholes option pricing model, and the proforma effect on earnings of the fair value accounting for stock options under Statement of Financial Accounting Standards No. 123 are as follows:

                                  ---------------------------------------------------------------------------------

                                  Weighted average fair value per options granted                          $.64

                                  Significant assumptions (weighted average)
                                      Risk-free interest rate at grant date                                5.21%
                                      Expected stock price volatility                                        55%
                                      Expected dividend payout                                                -
                                      Expected option life (years)                                         4.10
                                  Net loss
                                      As reported                                                    (5,211,000)
                                      Proforma                                                       (8,351,000)
                                  Net loss per share
                                      As reported                                                          (.23)
                                      Proforma                                                             (.37)


                                   The following table summarizes information about stock options outstanding at April 30, 1999.

                                                         Options Outstanding                     Options Exercisable
                                        ------------------------------------------------------ --------------------------
                                                        Number       Weighted
                                                   Outstanding        Average        Weighted        Number     Weighted
                                                            at      Remaining         Average   Exercisable      Average
                                Exercise             April 30,    Contractual        Exercise      at April     Exercise
                                Price                     1999           Life           Price      30, 1999        Price
                                -------------------------------------------------------------- --------------------------
                                $1.10                4,000,000     9.16 years            1.10             -          N/A
                                $1.75                1,200,000     9.75 years            1.75       150,000         1.75
                                $3.50                    4,000     9.92 years            3.50             -          N/A
                                        ------------------------------------------------------ --------------------------

                                                     5,204,000     9.30 years            1.25       150,000         1.75
                                        ====================================================== ==========================

                               Electric City Corp.
                          (A Development Stage Company)

                          Notes to Financial Statements




13.     Related  Parties           During the year  ended  April 30,  1999,  the
                                   Company paid approximately $165,000 to Marino
                                   Electric,   Inc.  for  goods   purchased  and
                                   services rendered. Marino Electric, Inc. is owned by an officer and stockholder of the Company.


14.     Financial  Instruments     The carrying  amounts reported in the balance
                                   sheet for cash, accounts receivable, accounts
                                   payable  and  accrued  expenses  approximates
                                   fair value because of the  short-term  nature
                                   of these  amounts.  The  Company's  long-term
                                   debt   approximates   fair  value   based  on
                                   instruments with similar terms.


15.     Commitments                In April  1999,  the Company  entered  into a
                                   consulting  agreement beginning in May for an
                                   initial   six-month    period.    Under   the
                                   agreement,   the   Company   is  to   receive
                                   financial    and    promotional    consulting
                                   services.  The agreement provides for payment
                                   of specified  shares of the Company's  common
                                   stock if the Company  agrees to work with the
                                   market   maker   introduced   to   them   and
                                   additional shares upon the completion of certain other services.

                                   The above shares, as well as other shares to be paid for service, will be valued at the fair market value of the stock at the date of issuance.



16.     Subsequent  Event          a)   In January  1999,  the  Company  agreed,
                                        subject  to  an   appraisal  to  acquire
                                        certain assets of Marino Electric, Inc.,
                                        from Joseph Marino, a related party, for
                                        $1,792,000 in cash and 1,600,000  shares
                                        ($2,096,000)  of  the  Company's  common
                                        stock.  The change of control took place
                                        May 24,  1999.  As Mr.  Marino owns less
                                        than  50% of  the  common  stock  of the
                                        Company,   the   transaction   will   be
                                        accounted  for by  purchase  accounting.
                                        The   purchase   price   of   $3,888,000
                                        exceeded  the fair  value of the  assets
                                        acquired  by  approximately  $3,363,000,
                                        which   will   be    amortized    on   a
                                        straight-line basis over 10 years.

                               Electric City Corp.
                          (A Development Stage Company)

                          Notes to Financial Statements




                                   The summarized unaudited proforma results of operations set forth for the year ended April 30, 1999 assume the acquisition occurred as of he beginning of the year.

                                                                  (Unaudited)
                                  ---------------------------------------------

                                  Net sales                      $  3,179,000


                                  Net loss                         (5,401,000)
                                  ---------------------------------------------

                                  Proforma net loss per share    $      (0.23)
                                  =============================================



17.     Common Stock               In October  1999,  the  Company  completed  a
        Subject to Recission       private  placement of up to 2,200,000  shares
                                   of  its  common  stock  in an  offering  made
                                   pursuant  to  Regulation  D and Rule 506 (the
                                   "506   Offering").   The   proceeds  of  this
                                   offering  are to be used for  payment  of the
                                   cash   portion   of   the   Marino   Electric
                                   acquisition, inventory, repay indebtedness to
                                   the  principal  stockholders  and for general
                                   working  capital  purposes.  As a  result  of
                                   Company's  statements  made in certain  press
                                   releases  issued during the 506 offering,  it
                                   is possible, but not altogether certain, that
                                   such statements  might be considered  general
                                   solicitation,  which  is not  permitted  in a
                                   nonpublic   offering   under  Rule  506,  and
                                   therefore,  a violation  of the  registration
                                   provisions of Section 5 of the Securities Act
                                   of 1933, as amended. As a result, the Company
                                   may  be in  violation  of  Section  5 of  the
                                   Securities   Act  of  1933,  as  amended  and
                                   consequently,   certain  investors  may  have
                                   recission rights as to the shares  purchased.
                                   Such  investors may have the right to rescind
                                   these  purchases of common stock for a period
                                   of one year from the date of the  purchase of
                                   the  common  stock.   Based  upon  the  close
                                   business relationship some investors have with the Company and its management and familial relationship that others have with management of the Company, the Company does not believe that investors owning a material amount of securities purchased in the 506 offering would demand recission and any such recission would not have a material effect on the Company's financial position.

                               Electric City Corp.


                                 Balance Sheets



July 31,                                                         1999              1998
-------------------------------------------------------------------------------------------
                                                           (Unaudited)       (Unaudited)

Assets

Current Assets
     Cash and equivalents                             $      3,805,428    $      515,572
     Accounts receivable, net of allowance
         for doubtful accounts  of $10,000                     598,598                 -
     Inventories                                               703,363           215,502
-------------------------------------------------------------------------------------------

Total Current Assets                                         5,107,389           731,074
-------------------------------------------------------------------------------------------

Property and Equipment                                       1,460,902             2,904

Less accumulated depreciation                                  (44,838)             (128)

Net Property and Equipment                                   1,416,064             2,776

Cost in Excess of Assets Acquired,
     net of amortization of $63,053                          3,299,762                 -
-------------------------------------------------------------------------------------------






                                                      $      9,823,215    $      733,850
===========================================================================================

                                 See accompanying notes to financial statements.

                               Electric City Corp.


                                 Balance Sheets





July 31,                                                              1999              1998
-----------------------------------------------------------------------------------------------
                                                               (Unaudited)       (Unaudited)

Liabilities and Equity

Current Liabilities
     Due to seller                                        $      1,792,000    $            -
     Line of credit and current maturities
        of long-term debt                                          218,488                 -
     Notes payable to stockholders                                 200,000                 -
     Accounts payable                                              549,180             9,329
     Accrued expenses                                              121,110                 -
     Deferred revenue                                              625,000                 -
-----------------------------------------------------------------------------------------------

Total Current Liabilities                                        3,505,778             9,329
-----------------------------------------------------------------------------------------------

Long-Term Debt                                                     765,647                 -
-----------------------------------------------------------------------------------------------

Common Stock Subject to Recission                                3,258,675                 -
-----------------------------------------------------------------------------------------------

Stockholders' Equity
     Common stock, $.0001 par value,
         30,000,000 shares authorized,
         26,090,250 and 22,140,272 issued
         and outstanding as of
         July 31, 1999 and 1998                                      2,608             2,214
     Additional paid-in capital                                  8,443,774         2,096,681
     Retained deficit                                           (6,153,267)       (1,374,374)
-----------------------------------------------------------------------------------------------

Total Stockholders' Equity                                       2,293,115           724,521
-----------------------------------------------------------------------------------------------

                                                          $      9,823,215    $      733,850
===============================================================================================

                                 See accompanying notes to financial statements.

                               Electric City Corp.


                            Statements of Operations




                                                                      Three months ended
                                                                           July 31,
                                                            ---------------------------------------
                                                                          1999              1998
---------------------------------------------------------------------------------------------------
                                                                   (Unaudited)       (Unaudited)

Revenue                                                       $        833,523    $            -
---------------------------------------------------------------------------------------------------

Expenses
     Cost of sales                                                     668,861                 -
     Selling, general and administrative                             1,063,691           247,716
---------------------------------------------------------------------------------------------------

Total expenses                                                       1,732,552           247,716
---------------------------------------------------------------------------------------------------

Operating Loss                                                        (899,029)         (247,716)

Other (Expense) Income
     Acquisition expense                                                     -        (1,200,272)
     Amortization of cost in excess                                    (63,053)                -
     Interest income                                                     8,155             2,721
     Interest expense                                                  (59,316)                -
---------------------------------------------------------------------------------------------------

Total other (expense) income                                          (114,214)       (1,197,551)
---------------------------------------------------------------------------------------------------

Net Loss                                                      $     (1,013,243)   $   (1,445,267)
===================================================================================================

Basic and Diluted Loss Per Common Share                       $          (0.04)   $        (0.07)
===================================================================================================

Weighted Average Shares Outstanding                                 25,480,598        21,435,272
===================================================================================================

                                 See accompanying notes to financial statements.

                               Electric City Corp.


                        Statement of Stockholders' Equity
                                   (Unaudited)





                                                                            Additional                              Total
                                                               Common          Paid-in        Retained      Stockholders'
                                                Shares          Stock          Capital         Deficit             Equity
----------------------------------------------------------------------------------------------------------------------------

Balance, April 30, 1999                     24,388,250   $      2,438  $     6,098,518  $   (5,140,024)   $       959,932

Issuance of shares in exchange for
     services received                         102,000             10          250,416               -            250,426

Acquisition of assets of Marino
     Electric, Inc.                          1,600,000            160        2,095,840               -          2,096,000

Net loss for the quarter ended
     July 31, 1999                                   -              -                -      (1,013,243)        (1,013,243)
----------------------------------------------------------------------------------------------------------------------------

Balance, July 31, 1999                      26,090,250   $      2,608  $     8,443,774  $   (6,153,267)   $     2,293,115
============================================================================================================================

                                 See accompanying notes to financial statements.

                               Electric City Corp.


                            Statements of Cash Flows





                                                                                          Three months ended
                                                                                               July 31,
                                                                                ---------------------------------------
                                                                                             1999               1998
-----------------------------------------------------------------------------------------------------------------------
                                                                                      (Unaudited)        (Unaudited)

Cash Flows From Operating Activities
     Net loss                                                                     $    (1,013,243)   $    (1,445,267)
     Adjustments to reconcile net loss to net cash provided by (used in)
         operating activities
         Depreciation and amortization                                                     86,701                128
         Purchased margin                                                                  50,000                  -
         Issuance of shares and warrants in exchange for services
              rendered                                                                    463,758          1,200,272
         Expenses paid on behalf of company                                                     -             74,839
         Changes in assets and liabilities, net of acquisition
              Decrease in accounts receivable                                            (480,326)                 -
              Increase (decrease) in inventories                                           48,519            (24,621)
              Increase in accounts payable                                                365,020              9,329
              Increase in accrued expenses                                                 22,938                  -
              Increase in deferred revenue                                                625,000                  -
-----------------------------------------------------------------------------------------------------------------------

Net cash provided by (used in) operating activities                                       168,367           (185,320)
-----------------------------------------------------------------------------------------------------------------------

Cash Flows Used in Investing Activities
     Purchase of property and equipment                                                    (1,560)            (2,904)
-----------------------------------------------------------------------------------------------------------------------

Cash Flows Provided by Financing Activities
     Borrowings on line of credit                                                         200,000                  -
     Payments on long-term debt                                                            (4,216)                 -
     Proceeds from stock issuance                                                       3,258,675            426,977
     Proceeds from loan from stockholders                                                       -            246,000
     Payments on loan from stockholders                                                  (300,000)                 -
-----------------------------------------------------------------------------------------------------------------------

Net cash provided by financing activities                                               3,154,459            672,977
-----------------------------------------------------------------------------------------------------------------------

Net Increase in Cash and Cash Equivalents                                               3,321,266            487,657

Cash and Cash Equivalents, at beginning of period                                         484,162             27,915
-----------------------------------------------------------------------------------------------------------------------

Cash and Cash Equivalents, at end of period                                       $     3,805,428    $       515,572
=======================================================================================================================

                                 See accompanying notes to financial statements.

                               Electric City Corp.


                            Statements of Cash Flows





                                                                   Three months ended
                                                                        July 31,
                                                         ---------------------------------------
                                                                       1999               1998
------------------------------------------------------------------------------------------------
                                                                (Unaudited)        (Unaudited)

Supplemental Cash Flow Disclosure

     In May 1999,  the Company  purchased  certain
     assets  of  Marino   Electric   through   the
     issuance of 1,600,000  shares of common stock
     ($2,096,000)  and an amount due to the seller
     of  $1,792,000.  The purchase  price exceeded
     the fair  value  of the  assets  acquired  by
     $3,362,815.  This  amount has been  accounted
     for as goodwill and will be amortized over 10
     years. The following is the fair value of the
     assets acquired.

         Inventory                                          $       342,000
         Fixed assets                                               183,185
-----------------------------------------------------------------------------
                                                            $       525,185
=============================================================================

                                 See accompanying notes to financial statements.

                               Electric City Corp.

                          Notes to Financial Statements
          (The information as of July 31, 1998 and 1998 and for the three months ended July 31, 1998 and 1999 is unaudited)





1.      Basis of Presentation      The financial information included  herein is
                                   unaudited; however, such information reflects all adjustments (consisting solely of normal recurring adjustments), which, in the opinion of management, are necessary for a fair statement of results for the interim periods.

                                   The results of operations for the three-month periods ended July 1998 and 1999 are not necessarily indicative of the results to be expected for the full year.


2.      Line-of-Credit            In July  1999,  the  Company  entered  into a
        Agreement                 $500,000   line-of-credit    agreement   with
                                  LaSalle Bank N.A. This line of credit bears interest at prime (8% at July 31, 1999) plus one percent and expires on July 12, 2000. At
                                  July 31, 1999, $200,000 was outstanding under this line-of-credit agreement.


3.      Private Placement          In July 1999,  the  Company  issued a private
                                   placement  offering under Regulation D of the
                                   Securities  Act of 1993. The offering was for
                                   a minimum of 600,000  shares and a maximum of
                                   2,200,000  shares at $4.50 per  share.  As of
                                   July 31, 1999, the Company had  subscriptions
                                   for 724,150  shares with total cash  proceeds
                                   of   3,258,675.    As   the   minimum   share
                                   subscription was reached, all 724,150 shares were considered outstanding at July 31, 1999.
                                   Subsequent to July 31, 1999, the maximum number of shares were subscribed.



4.      Acquisition of Marino      In January 1999, the Company agreed,  subject
        Electric Assets            to an appraisal, to acquire certain assets of
                                   Marino  Electric,  Inc. from Joseph Marino, a
                                   related  party,  for  $1,792,000  in cash and
                                   800,000 shares  ($2,096,000) of the Company's
                                   common   stock.   The   closing   took  place
                                   effective  May 24, 1999.  As Mr.  Marino owns
                                   less  than  50% of the  common  stock  of the
                                   Company, the transaction was accounted for by
                                   the  purchase   method  of  accounting.   The
                                   purchase  price of  $3,888,000  exceeded  the
                                   fair   value  of  the  assets   acquired   by
                                   approximately   $3,363,000   which   will  be
                                   amortized on a straight-line basis over 10 years. The results of operations of Marino
                                   Electric from the date of the acquisition are reflected in the statement of operations for the three months ended July 31, 1999. Upon consummation of the acquisition, the Company is no longer considered a development stage company.

5.      Stock Split                The  Company  effected  a  two-for-one  stock
                                   split  effective  July 30,  1999.  The  stock
                                   split has been retroactively reflected in the
                                   financial  statements as of and for the three
                                   months   ended   July  31,   1999  and  1998,
                                   respectively.


6.      Net Loss Per Share         The  Company  computes  loss per share  under
                                   Statement of Financial  Accounting  Standards
                                   No. 128 "Earnings Per Share". The statement requires presentation of two amounts, basic and diluted loss per share. Basic loss per share is computed by dividing loss available to common stockholders by the weighed average common shares outstanding. Dilutive earnings per share would include all common stock equivalents. The Company has not included the outstanding options or warrants as common stock equivalents because the effect would be antidilutive.

7.      Common Stock               In  October  1999,  the  Company  completed a
        Subject to Recission       private  placement of  up to 2,200,000 shares
                                   of  its  common  stock  in an  offering  made
                                   pursuant  to  Regulation  D and Rule 506 (the
                                   "506   Offering").   The   proceeds  of  this
                                   offering  are to be used for  payment  of the
                                   cash   portion   of   the   Marino   Electric
                                   acquisition, inventory, repay indebtedness to
                                   the  principal  stockholders  and for general
                                   working  capital  purposes.  As a  result  of
                                   Company's  statements  made in certain  press
                                   releases  issued during the 506 offering,  it
                                   is possible, but not altogether certain, that
                                   such statements  might be considered  general
                                   solicitation,  which  is not  permitted  in a
                                   nonpublic   offering   under  Rule  506,  and
                                   therefore,  a violation  of the  registration
                                   provisions of Section 5 of the Securities Act
                                   of 1933, as amended. As a result, the Company
                                   may  be in  violation  of  Section  5 of  the
                                   Securities   Act  of  1933,  as  amended  and
                                   consequently,   certain  investors  may  have
                                   recession rights as to the shares  purchased.
                                   Such investors may have the right to rescind these purchases of common stock for a period of one year from the date of purchase of the common stock. Based upon the close business relationship some investors have with the Company and it s management and familial relationship that others have with management of the Company, the Company does not believe that investors owing a material amount of securities purchased in the 506 offering would demand recission and any such recission would not have a material effect on the Company's financial position.

                                   As the possibility of recission does exist, the shares subject to recission have been reported as mezzanine equity in the Company's financial statements.

Report of Certified Public Accountants


Marino Electric, Inc.


We have audited the accompanying balance sheet of Marino Electric, Inc. as of December 31, 1998 and the related statements of operations and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Marino Electric, Inc. at December 31, 1998, and the results of its operations and cash flows for the year then ended, in conformity with generally accepted accounting principles.





                                                                BDO Seidman, LLP



Chicago, Illinois
August 30, 1999

                              Marino Electric, Inc.


                                  Balance Sheet





                                                 December 31,         April 30,
                                                         1998              1999
--------------------------------------------------------------------------------
                                                                    (Unaudited)

Assets

Current Assets
     Cash and cash equivalents                 $      246,359    $      444,198
     Accounts receivable (net of
         allowance for doubtful
         accounts of $182,000) (Note 6)              556,251           559,808
     Inventories                                      227,580           291,130
--------------------------------------------------------------------------------

Total Current Assets                                1,030,190         1,295,136
--------------------------------------------------------------------------------

Property and Equipment
     Shop equipment                                   160,942           160,942
     Transportation and other equipment               154,987           156,517
--------------------------------------------------------------------------------

                                                      315,929           317,459
     Accumulated depreciation                         (71,985)          (85,599)
--------------------------------------------------------------------------------

Net Property and Equipment                            243,944           231,860
--------------------------------------------------------------------------------



                                               $    1,274,134    $    1,526,996
================================================================================

                                 See accompanying notes to financial statements.

                              Marino Electric, Inc.


                                  Balance Sheet





                                                   December 31,      April 30,
                                                           1998           1999
--------------------------------------------------------------------------------
                                                                   (Unaudited)

Liabilities and Stockholder's Equity

Current Liabilities
     Loan payable to stockholder (Note 3)        $     228,114    $    228,114
     Bank note payable (Note 4)                         39,893          34,170
     Accounts payable                                   51,113         139,883
     Accrued expenses                                  178,132         281,688
     Deferred tax liability (Note 5)                   194,500         149,500
--------------------------------------------------------------------------------

Total Current Liabilities                              691,752         833,355
--------------------------------------------------------------------------------

Commitments

Stockholder's Equity
     Common stock, $1.00 par value;
         10,000 shares authorized, 1,000
         issued and outstanding                          1,000           1,000
     Additional paid-in capital                         89,975          94,535
     Retained earnings                                 491,407         598,106
--------------------------------------------------------------------------------

Total Stockholder's Equity                             582,382         693,641
--------------------------------------------------------------------------------

                                                 $   1,274,134    $  1,526,996
================================================================================

                                 See accompanying notes to financial statements.

                              Marino Electric, Inc.


                  Statement of Operations and Retained Earnings




                                                                                                Four months ended
------------------------------------------------------------------------------------------------------------------------------
                                                 Year ended December 31,
                                         -----------------------------------------          April 30,             April 30,
                                                        1998               1997                  1999                  1998
------------------------------------------------------------------------------------------------------------------------------
                                                                    (Unaudited)           (Unaudited)           (Unaudited)

Revenue (Note 6)                           $       3,017,087    $     3,066,577    $          823,796    $          705,391
------------------------------------------------------------------------------------------------------------------------------

Expenses
     Cost of sales                                 1,689,905          1,438,981               366,549               540,961
     Selling, general and administrative           1,234,826            876,585               289,195               322,267
------------------------------------------------------------------------------------------------------------------------------

Total                                              2,924,731          2,315,566               655,744               863,228
------------------------------------------------------------------------------------------------------------------------------

Operating Income (Loss)                               92,356            751,011               168,052              (157,837)
------------------------------------------------------------------------------------------------------------------------------

Other Income (Expense)
     Interest income                                  11,539              1,432                 1,569                 2,926
     Interest expense                                (35,336)           (18,095)               (7,922)              (14,672)
------------------------------------------------------------------------------------------------------------------------------

Total other expense                                  (23,797)           (16,663)               (6,353)              (11,746)
------------------------------------------------------------------------------------------------------------------------------

Income (loss) before income taxes
     (benefit)                                        68,559            734,348               161,699              (169,583)

Taxes (Benefit) on Income (Note 5)                    22,000            289,500                55,000               (46,850)
------------------------------------------------------------------------------------------------------------------------------

Net Income (Loss)                                     46,559            444,848               106,699              (122,733)

Retained Earnings, at beginning of
     period                                          444,848                  -               491,407               444,698
------------------------------------------------------------------------------------------------------------------------------

Retained Earnings, at end of period        $         491,407    $       444,848    $          598,106    $          322,115
==============================================================================================================================

                                 See accompanying notes to financial statements.

                              Marino Electric, Inc.


                             Statement of Cash Flows




                                                                                                  Four months ended
------------------------------------------------------------------------------------------------------------------------------
                                                          Year ended December 31,              April 30,          April 30,
                                                                1998              1997              1999               1998
------------------------------------------------------------------------------------------------------------------------------
                                                                           (Unaudited)       (Unaudited)        (Unaudited)

Cash Flows From Operating Activities
     Net income (loss)                               $        46,559   $       444,848   $       106,699    $      (122,733)
     Adjustments to reconcile net income (loss)
         to net cash provided by operating
         activities
         Depreciation                                         40,841            31,144            13,614             10,380
         Interest imputation                                  18,625             9,850             4,560              6,560
         Increase (decrease) in deferred tax
              liability                                      (95,000)          289,500           (45,000)           (48,850)
         Change in allowance for doubtful
              Accounts                                       154,000            28,000                 -                  -
         Changes in assets and liabilities
              Accounts receivable                             73,902          (812,153)           (3,557)           163,742
              Inventories                                   (147,580)          (80,000)          (63,550)                 -
              Accounts payable                               (66,096)          117,209            88,770             12,486
              Accrued liabilities                            144,785            32,213           103,556             12,383
------------------------------------------------------------------------------------------------------------------------------

Net cash provided by operating activities                    170,036            60,611           205,092             33,968
------------------------------------------------------------------------------------------------------------------------------

Cash Flows Used in Investing Activities
     Purchase of property and equipment                      (48,487)         (204,942)           (1,530)                 -
------------------------------------------------------------------------------------------------------------------------------

Cash Flows Used in Financing Activities
     Borrowings (repayments) of bank debt                    (22,653)           62,546            (5,723)            (4,000)
     Borrowings (repayments) on stockholder loan            (100,000)          328,114                 -                  -
------------------------------------------------------------------------------------------------------------------------------

Net cash used in financing activities                       (122,653)          390,690            (5,723)            (4,000)
------------------------------------------------------------------------------------------------------------------------------

Net (Decrease) Increase  in Cash and Cash
     Equivalents                                              (1,104)          246,359           197,839             29,968

Cash and Cash Equivalents, at beginning of
     Period                                                  247,463                 -           246,359            247,463
------------------------------------------------------------------------------------------------------------------------------

Cash and Cash Equivalents, at end of period          $       246,359   $       246,359   $       444,198    $       277,431
===============================================================================================================================

Supplemental Disclosure of Cash Flow Information
     Stock issued in exchange for fixed assets       $             -   $        62,500   $             -    $             -


                                 See accompanying notes to financial statements.

                              Marino Electric, Inc.

          Notes to Financial Statements (Information as of April 30, 1999 and for the year ended December 31, 1997 and four months ended April 30, 1999 and 1998 is unaudited)



1.       Nature  of  Business      Marino   Electric,   Inc.   ("Marino")  is  a
                                   designer   and    manufacturer    of   custom
                                   electrical  switching  gear and  distribution
                                   panels which serve to distribute  electricity
                                   from a building's  principal  power source to
                                   the  various   electric   switches  within  a
                                   building. Marino's principal customers are located in the metropolitan Chicagoland area.


2.      Summary of Significant
        Accounting Policies

        Cash and Cash              The   Company    considers    highly   liquid
        Equivalents                investments  with a maturity of three  months
                                   or   less   when   purchased   to   be   cash
                                   equivalents.

        Inventories                Inventories,    principally    raw   material
                                   components,   are  stated  at  the  lower  of
                                   average cost or market.

        Property and               Property  and  equipment  are stated at cost.
        Equipment                  For     financial     reporting     purposes,
                                   depreciation  is computed  over the estimated
                                   useful   lives   of   the   assets   by   the
                                   straight-line   method  over  the   following
                                   lives:

                                        Shop equipment                  10 years
                                        Transportation equipment         5 years
                                        Other                           10 years


        Revenue Recognition        Revenue is  recognized  from  sales  when   a
                                   product is shipped if the Company has no further obligation. On contracts where the Company is required to perform installation services, revenue is recognized when the services have been provided.


        Income Taxes               The Company  follows the asset and  liability
                                   method  which  requires  the  recognition  of
                                   deferred tax assets and  liabilities  for the
                                   expected future tax consequences of temporary
                                   differences   between   the  tax   basis  and
                                   financial   reporting  basis  of  assets  and
                                   liabilities.

                              Marino Electric, Inc.

          Notes to Financial Statements (Information as of April 30, 1999 and for the year ended December 31, 1997 and four months ended April 30, 1999 and 1998 is unaudited)



        Concentration of           Financial    instruments   that   potentially
        Credit Risk                subject    the    Company   to    significant
                                   concentration    of   credit   risk   consist
                                   principally of cash  instruments and accounts
                                   receivable.  The Company  maintains  cash and
                                   cash  equivalents   with  various   financial
                                   institutions.  The Company provides credit in
                                   the normal  course of  business.  The Company
                                   performs  ongoing  credit  evaluations of its
                                   customers   and  maintains   allowances   for
                                   potential credit losses.

        Use of Estimates           The  preparation  of financial  statements in
                                   conformity with generally accepted accounting
                                   principles   requires   management   to  make
                                   estimates  and  assumptions  that  affect the
                                   reported  amounts of assets  and  liabilities
                                   and  disclosure  of  contingent   assets  and
                                   liabilities  at the  date  of  the  financial
                                   statements   and  the  reported   amounts  of
                                   revenues and expenses during the reporting period. Actual results could differ from those estimates.


        Interim Financial          The  financial  information  as of April 30,
        Statements                 1999 and  with  respect  to the  four  months
                                   ended April 30,  1999 and 1998 is  unaudited.
                                   In the opinion of management, the financial statements contain all adjustments consisting of normal recurring accruals necessary for the fair presentation of the results for such periods. The information is not necessarily indicative of the results of operations to be expected for the fiscal year end.


3.      Loans Payable to           The balance  represents  amounts due the sole
        Stockholder                stockholder  of the Company.  The amounts are
                                   noninterest  bearing  and  payable on demand.
                                   The Company has reflected interest expense and a corresponding credit to additional paid-in capital in accordance with SAB Topic
                                   1:B in the amounts of $18,625, $9,850, $4,560
                                   and $6,560 for the years ended December 31, 1999 and 1998 and the four months ended April
                                   30, 1999 and 1998, respectively.


4.      Bank  Note   Payable       The Company has an equipment loan, payable in
                                   monthly   installments  of  $3,028  including
                                   interest through August 1999, with a balloon payment of approximately $20,000 in September
                                   1999. Interest is computed at the Bank's prime rate plus 1% (8.75% at December 31, 1998).

                              Marino Electric, Inc.

          Notes to Financial Statements (Information as of April 30, 1999 and for the year ended December 31, 1997 and four months ended April 30, 1999 and 1998 is unaudited)



5.      Income Taxes               Income taxes  (benefit)  in the  statement of
                                   income are comprised of the following:

                                                                                                 Four months ended
                                  ----------------------------------------------------------------------------------------
                                                            Year ended December 31,
                                                       ----------------------------------     April 30,       April 30,
                                                                    1998            1997           1999            1998
                                  ----------------------------------------------------------------------------------------

                                  Current                 $      117,000   $           -   $    100,000    $      2,000
                                  Deferred                       (95,000)        289,500        (45,000)        (48,850)
                                  ----------------------------------------------------------------------------------------

                                  Total taxes (benefit)
                                      on income           $       22,000   $     289,500   $     55,000    $    (46,850)
                                  ========================================================================================


                                   The deferred tax liability recorded on the balance sheet is comprised of the following:

                                                                             December 31,             April 30,
                                                                                     1998                  1999
                                  ---------------------------------------------------------------------------------

                                  Differences in cash/accrual
                                      method of accounting              $         194,500     $         149,500
                                  ---------------------------------------------------------------------------------

                                  Total                                 $         194,500     $         149,500
                                  =================================================================================


6.      Significant  Customer      One  customer  accounted  for  11% and 12% of
                                   sales in the years ended December 31, 1998 and 1997, respectively. No customer accounted for more than 10% of sales in the four months ended April 30, 1999 or 1998. Receivables from this customer represented 19.0% of total receivables at December 31, 1998.


7.      Related  Party             During the year ended  December 31, 1998, the
        Transactions               Company sold approximately  $219,500 of goods
                                   sold  to   Electric   City  Corp.   The  sole
                                   stockholder of the Company is a significant stockholder of Electric City Corp.

                              Marino Electric, Inc.

          Notes to Financial Statements (Information as of April 30, 1999 and for the year ended December 31, 1997 and four months ended April 30, 1999 and 1998 is unaudited)




8.      Sale of Assets             In January 1999, the Company agreed,  subject
                                   to an appraisal, to sell certain assets to Electric City Corp., a related entity, for $1,792,000 in cash and 1,600,000 shares of stock.  The closing took place  effective May
                                   24, 1999.

                             Electric City Corp.
                          Proforma Financial Statements


The following unaudited proforma statements of operations for the year ended April 30, 1999 and three months ended July 31, 1999 of Electric City Corp. (the "Company") gives effect to the acquisition of certain assets of Marino Electric, Inc. which was made as of May 24, 1999. The assets acquired were the inventories, all shop equipment and transportation equipment, exclusive of a recreational vehicle with a net book value of $53,000 at April 30, 1999. Cash and cash equivalents and accounts receivable were not acquired. The fair value of the shop and transportation equipment approximated net book value. The acquisition was accounted for using the purchase method of accounting.
Accordingly, the results of operations of the acquired assets will be included in Electric City Corp.'s results only from the acquisition date. The unaudited proforma statements of operations has been prepared as if the acquisition occurred on May 1, 1999 and 1998 and are based on historical financial statements of Electric City Corp. and Marino Electric, Inc. from May 1, 1998 through April 30, 1999 and May 1, 1998 through July 31, 1999. The unaudited proforma balance sheet has not been provided as the acquisition is reflected in the Company's July 31, 1999 balance sheet.

The purchase method of accounting has been used in preparation of the unaudited proforma financial statements. Under this method of accounting, the aggregate purchase price is allocated to assets acquired based on their estimated fair values. For purposes of the unaudited proforma financial statements, the purchase price has been allocated based primarily on the information furnished by management. The final allocation of the purchase price of the assets acquired will be determined in a reasonable time after consummation of the transaction and will be based on a complete evaluation of the assets acquired. Accordingly, the information presented herein may differ from the final purchase price allocation; however, such allocation is not expected to differ materially from the preliminary amounts.

In the opinion of the Company's management, all adjustments have been made that are necessary to present fairly the proforma data.

The unaudited proforma financial statements should be read in conjunction with the respective financial statements and related notes included elsewhere in this registration statement. The unaudited pro forma financial statements are presented for illustrative purposes only and are not necessarily indicative of the results of operations or financial position that would have been achieved had the transaction reflected therein been consummated as of the date indicated, or of the results of operations or financial position for any future periods or dates.

                               Electric City Corp.


                   Unaudited Proforma Statement of Operations
                            Year Ended April 30, 1999




                                                 Company
                                              Historical                                Proforma
                                               April 30,              Marino            Increase
                                                    1999      Electric, Inc.          (Decrease)               Proforma
-------------------------------------------------------------------------------------------------------------------------

Revenue                                 $        208,473    $      3,135,492    $       (165,000)(1)   $      3,178,965
-------------------------------------------------------------------------------------------------------------------------

Expenses
     Cost of selling                             135,000           1,515,493             (73,000)(1)          1,577,493
     Selling, general and
         administrative                        4,033,559           1,201,754                   -              5,235,313
     Acquisition expense                       1,200,272                   -                   -              1,200,272
     Amortization of cost in excess                    -                   -             336,300 (1)            336,300
     Interest expense, net                        50,559              18,404             161,300 (1)            230,263
-------------------------------------------------------------------------------------------------------------------------

Total expenses                                 5,419,390           2,735,651             424,600              8,579,641

Taxes on income                                        -             123,850            (123,850)(1)                  -
-------------------------------------------------------------------------------------------------------------------------

Net (Loss) Income                       $     (5,210,917)   $        275,991    $       (465,750)      $     (5,400,676)
=========================================================================================================================
Weighted Average Common
     Shares Outstanding                       22,357,874                   -           1,600,000 (1)         23,957,874
=========================================================================================================================
Basic and Diluted Loss Per
      Common Share Outstanding          $          (0.23)                  -                   -       $          (0.23)
=========================================================================================================================

               See accompanying note to unaudited proforma financial statements.

                               Electric City Corp.


                   Unaudited Proforma Statement of Operations
                        Three Months Ended July 31, 1999




                                                 Company
                                              Historical                                Proforma
                                                July 31,              Marino            Increase
                                                    1999      Electric, Inc.          (Decrease)               Proforma
-------------------------------------------------------------------------------------------------------------------------

Revenue                                 $        833,523    $        142,476    $              -       $        975,999
-------------------------------------------------------------------------------------------------------------------------

Expenses
     Cost of selling                             668,861              75,659                   -                744,520
     Selling, general and
         administrative                        1,063,691              50,360                   -              1,114,051
     Amortization of cost in excess               63,053                   -              21,018 (2)             84,071
     Interest expense, net                        51,161                   -              10,300 (2)             61,461
-------------------------------------------------------------------------------------------------------------------------

Total expenses                                 1,846,766             126,019              31,318              2,004,103

Taxes on income                                        -               5,000              (5,000)(2)                  -
-------------------------------------------------------------------------------------------------------------------------

Net (Loss) Income                       $     (1,013,243)   $         11,457    $        (26,318)      $     (1,028,104)
=========================================================================================================================

Weighted Average Common
     Shares Outstanding                       25,480,598                   -             400,000 (2)         25,880,598
=========================================================================================================================

Basic and Diluted Loss Per
      Common Share Outstanding          $          (0.04)                  -                   -       $          (0.04)
=========================================================================================================================

                               Electric City Corp.
               Note to Unaudited Proforma Statement of Operations
                            Year Ended April 30, 1999


Note 1 - Marino Electric, Inc.


Effective May 24, 1999, the Company acquired the inventories, all shop equipment and transportation equipment exclusive of a recreational vehicle with a net book value of $53,000 at April 30, 1999 of Marino Electric, Inc. ("Marino"). The Company did not acquire the cash and cash equivalents or accounts receivable of Marino, nor did the Company assume any liabilities of Marino. Marino's principal business is the design and manufacture of custom electric switching gear and distribution panels which serve to distribute electricity from a building's principal power source to various switches within the building. Marino's customers are primarily located in the metropolitan Chicagoland area. The acquisition was consummated for $1,792,000 in cash and 1,600,000 shares of Electric City Corp.'s common stock with a fair value of $0,096,000.

The transaction was recorded under the purchase method of accounting. The total cost of the acquisition was approximately $3,888,000, which exceeded the fair value of the assets acquired by approximately $3,363,000. The fair value of the inventories, shop equipment and transportation equipment approximated book value. Cost in excess will be amortized over a 10-year period.


Proforma adjustments related to the acquisition included the following:

o    Elimination of $165,000 of sales from Marino to Electric City Corp.

o Amortization of the cost in excess of fair value of net assets acquired of $336,300 based on a life of 10 years.

o Elimination of tax expense on Marino due to the overall net loss on a proforma basis.

o The cash portion ($1,792,000) of the purchase price has been reflected as due to seller at May 1, 1998, and an interest charge of $161,300 has been made against proforma net loss.

                               Electric City Corp.
               Note to Unaudited Proforma Statement of Operations
                        Three Months Ended July 31, 1999


Note 2

Proforma adjustments related to the acquisition for the three months ended July 31, 1999 included the following:

o Amortization of the cost in excess of fair value of net assets acquired for the entire three-month period.

o Elimination of tax expense on Marino due to the overall net loss on a proforma basis.

o Additional interest to reflect the cash portion ($1,792,000) as outstanding for the entire three-month period.

o Reflect the shares issued (1,600,000) as outstanding for the entire three-month period.